ELDORADO GOLD CORPORATION

THE ANNUAL GENERAL MEETING OF SHAREHOLDERS

To Be Held On April 28, 2005

TO:

The Shareholders of Eldorado Gold Corporation

NOTICE IS HEREBY GIVEN that the annual general meeting (the “Meeting”) of the shareholders of Eldorado Gold Corporation (the “Company”) will be held at the Terminal City Club, 837 West Hastings Street, British Columbia on Thursday, the 28th day of April, 2005, at 3:00 p.m., for the following purposes:

1.

To receive the consolidated financial statements of the Company for the financial year ended December 31, 2004 and the report of the auditors thereon;

2.

To fix the number of directors of the Company for the ensuing year at six (6);

3.

To elect six (6) directors to hold office until the close of the next annual general meeting of shareholders of the Company;

4.

To appoint auditors for the ensuing year;

5.

To authorize the directors to fix the remuneration to be paid to the auditors of the Company;

6.

To consider and if thought appropriate, to pass an Ordinary Resolution approving the adoption of amendments to the Stock Options Plan and  the Incentive Stock Option Plan Officers & Directors Stock Option Plan; and

7.

To transact such other business as may properly come before the meeting or any adjournment or adjournments thereof.

Accompanying this Notice of Meeting are: (1) a management information circular, which provides additional information relating to the matters to be dealt with at the Meeting; (2) a form of proxy and notes to proxy; (3) a return envelope for use by shareholders to send in their proxy; (4) a request card for use by shareholders who wish to receive our interim and annual financial statements; and (5) the Company’s 2004 Annual Report.

The Board of Directors of the Company have fixed March 22, 2005 as the record date for the determination of shareholders of the Company entitled to receive this Notice of Meeting and to attend and vote at the Meeting.

If you are a registered holder (a “Shareholder”) of Common Shares and are unable to attend the Meeting in person, please complete, sign, date and return the enclosed form of proxy.  A proxy will not be valid unless it is deposited at the office of Computershare Trust Company, 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1 by 3 p.m., Vancouver time, on April 26, 2005.

If you are a non-registered Shareholder and a non-objecting beneficial owner, and receive a voting instruction form from our transfer agent, Computershare, please complete and return the form in accordance with the instructions of Computershare.  If you do not complete and return the form in accordance with such instructions, you may lose your right to vote at the meeting, either in person or by proxy.

If you are a non-registered Shareholder of the Company and an objecting beneficial owner and receive these materials through your broker or through another intermediary, please complete and return the materials in accordance with the instructions provided to you by your broker or such other intermediary. If you do not complete and return the materials in accordance with such instructions, you may lose your right to vote at the Meeting, either in person or by proxy.

DATED at Vancouver, British Columbia, this 22nd day of March, 2005.

BY ORDER OF THE BOARD OF DIRECTORS

“Paul N. Wright”

Paul N. Wright

President & Chief Executive Officer

These securityholder materials are being sent to both registered and non-registered owners of the securities.  If you are a non-registered owner, and the issuer or its agent has sent these materials directly to you, your name and address and information about your holdings of securities, have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf.

By choosing to send these materials to you directly, the issuer (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions.  Please return your voting instructions as specified in the request for voting instructions.

ELDORADO GOLD CORPORATION
MANAGEMENT INFORMATION CIRCULAR
MARCH 22, 2005

FOR
THE ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON APRIL 28, 2005

PURPOSE OF SOLICITATION

This management information circular (the “Information Circular”) is being provided to you in connection with the solicitation of proxies by management (“Management”) of Eldorado Gold Corporation the “Company”, “us”, “we” or “our”) for use at our annual general meeting of shareholders (“Shareholders”) of the Company to be held at 3:00 p.m. on April 28, 2005 and at any and all adjournments thereof (the “Meeting”), at the place and for the purposes set forth in the Notice of Meeting.

The solicitation is made by Management.  The cost of this solicitation will be borne by us.  It is expected that the solicitation will be primarily by mail. Proxies may also be solicited personally or by telephone by our directors, officers or regular employees at nominal cost.  We will also pay the broker-dealers, banks or other nominee Shareholders of record their reasonable expenses in mailing copies of the meeting materials to beneficial owners of common shares (“Common Shares”) of the Company.

Unless otherwise specified, all information provided in this Information Circular is as at March 22, 2005.  All dollar amounts in this Information Circular are in Canadian currency, unless otherwise specified.

RECORD DATE

The directors have set March 22, 2005 as the record date for determining which Shareholders holding Common Shares of record shall be entitled to receive the Notice of the Meeting and to attend and vote at the Meeting.

APPOINTMENT OF PROXIES

The persons named in the accompanying form of proxy are officers and directors of the Company and are Management designees. You as Shareholder of record have the right to designate a person (who need not be a Shareholder) to attend and vote for you at the Meeting.  You may exercise this right by either striking out the printed names and inserting in the blank space provided in the enclosed form of proxy the person’s name which you wish to designate or by completing another proper form of proxy and in either case delivering the completed proxy to the office of our registrar and transfer agent, Computershare Trust Company, 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1 by 3 p.m., Vancouver time, on April 26, 2005.

A proxy will not be valid unless signed by you as Shareholder of record or by your attorney duly authorized in writing.  If you are the representative of a Shareholder of record that is a corporation or association, the form of proxy should bear the seal of the corporation or association, and must be executed by an officer or an attorney duly authorized in writing.  If the form of proxy is executed by an attorney for an individual Shareholder or by an officer or attorney of a Shareholder that is a corporation or association, the instrument so empowering the officer or attorney, as the case may be, or a notarial copy thereof, must accompany the form of proxy.

REVOCATION OF PROXIES

In addition to revocation in any manner permitted by law, you may revoke your proxy by an instrument in writing signed by you as Shareholder of record or by your attorney duly authorized in writing.  If you are a representative of a Shareholder that is a corporation or association, the instrument in writing should bear the seal of the corporation or association and must be executed by an officer or by an attorney duly authorized in writing.  To be effective the revocation instrument must be deposited with the Company’s registered office, c/o Fasken Martineau DuMoulin LLP, Suite 2100, 1075 West Georgia Street, Vancouver, British Columbia, V6E 3G2, Attention: Josh Lewis, at any time up to and including the last business day preceding the day of the Meeting or any adjournment thereof, or, as to any matter in respect of which a vote shall not already have been cast pursuant to such proxy, with the Chairman of the Meeting on the day of the Meeting, or at any adjournment thereof, and upon either of such deposits the proxy is revoked.

VOTING OF PROXIES

All Common Shares represented at the Meeting by properly executed proxies will be voted (including the voting on any ballot) or withheld from voting in accordance with your instruction as a Shareholder of record.  If you, as a Shareholder, specify a choice on the enclosed form of proxy with respect to any matter to be acted upon, your shares will be voted in accordance with your instructions as specified in the proxy you deposit.  In the absence of any such specification, the Management designees, if named in the enclosed form of proxy, will vote in favour of the matters set out therein.

The Management designees named in the enclosed form of proxy are directors and officers of the Company and have indicated their willingness to represent as Proxyholder the Shareholder who appoints them.

The enclosed form of proxy, when properly signed, confers discretionary authority upon the persons named therein with respect to amendments or variations of matters identified in the Notice of Meeting and any other matters which may properly be brought before the Meeting.  As of the date hereof, Management is not aware that any such amendments to, variations of or other matters are to be presented for action at the Meeting.  However, if any other matters which are not now known to Management should properly come before the Meeting, then the Management designees intend to vote in accordance with the judgment of Management.

The number of votes required for approval of any matter that will be submitted to a vote of Shareholders at the Meeting is a simple majority of the votes cast, unless otherwise indicated in this Information Circular.

SPECIAL INSTRUCTIONS FOR VOTING BY NON-REGISTERED HOLDERS

Only registered Shareholders or duly appointed proxyholders are permitted to vote at the Meeting.  Many Shareholders are “non-registered” shareholders because the shares of the Company they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares.  More particularly, a person is not a registered Shareholder in respect of shares which are held on behalf of that person (the “Non-Registered Holder”) but which are registered either: (a) in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP’s, RRIF’s, RESP’s and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited) of which the Intermediary is a participant.

There are two kinds of Non-Registered Holders - those who object to their name being made known to the issuers of securities which they own (called OBOs for Objecting Beneficial Owners) and those who do not object to the issuers of the securities they own knowing who they are (called NOBOs for Non-Objecting Beneficial Owners). Up until September 2002, issuers (including their directors and officers) had no knowledge of the identity of any of their beneficial owners including NOBOs. Subject to the provision of National Instrument 54-101 – Communication with Beneficial Owners of Securities of Reporting Issuers (“NI 54-101”), however, after September 1, 2002 issuers could request and obtain a list of their NOBOs from intermediaries via their transfer agents. Prior to September 1, 2004 issuers could obtain this NOBO list and use it for specific purposes connected with the affairs of the corporation except for the distribution of proxy-related materials directly to NOBOs. This was stage one of the implementation of NI 54-101. Effective for shareholder meetings taking place on or after September 1, 2004 issuers can obtain and use this NOBO list for distribution of proxy-related materials directly (not via ADP) to NOBOs. This is stage two of the implementation of NI 54-101.

This year, we have decided to take advantage of those provisions of NI 54-101 that permit us to directly deliver proxy-related materials to our NOBOs who have not waived the right to receive them.  As a result NOBOs can expect to receive a scannable Voting Instruction Form (VIF) together with the Notice of Meeting, this Information Circular, the 2004 Annual Report and related documents from our transfer agent, Computershare Trust Company of Canada (or Computershare Investor Services Inc., as the case might be) "Computershare". These VIFs are to be completed and returned to Computershare in the envelope provided or by facsimile. In addition, Computershare provides both telephone voting and internet voting as described on the VIF itself which contain complete instructions.  In that regard, Computershare is required to follow the voting instructions properly received from NOBOs.  Computershare will tabulate the results of the VIFs received from NOBOs and will provide appropriate instructions at the Meeting with respect to the Common Shares represented by the VIFs they receive.  NOBOs should carefully follow the instructions of Computershare, including those regarding when and where to complete VIFs that are to be returned to Computershare.  Should a NOBO wish to vote at the Meeting in person, the NOBO must request a form of legal proxy from Computershare that will grant the NOBO the right to attend the Meeting and vote in person.

NOBOs that wish to change their vote must in sufficient time in advance of the Meeting contact Computershare to arrange to change their vote.

In accordance with the requirements of NI 54-101, we have distributed copies of the Notice of Meeting, this Information Circular, the form of proxy and related documents together with the 2004 Annual Report (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for onward distribution to OBOs.  Intermediaries are required to forward the Meeting Materials to OBOs unless in the case of certain proxy-related materials the OBO has waived the right to receive them.  Very often, Intermediaries will use service companies to forward the Meeting Materials to OBOs.  With those Meeting Materials, Intermediaries or their service companies should provide OBOs of Common Shares with a “request for voting instruction form” which, when properly completed and signed by such OBO and returned to the Intermediary or its service company, will constitute voting instructions which the Intermediary must follow.  The purpose of this procedure is to permit OBOs of Common Shares to direct the voting of the Common Shares that they beneficially own. Should an OBO of Common Shares wish to vote at the Meeting in person, the OBO should follow the procedure in the request for voting instructions provided by or on behalf of the Intermediary and request a form of legal proxy which will grant the OBO the right to attend the Meeting and vote in person.  OBOs should carefully follow the instructions of their Intermediary, including those regarding when and where the completed request for voting instructions is to be delivered.

Only registered Shareholders have the right to revoke a proxy.  OBOs of Common Shares who wish to change their vote must in sufficient time in advance of the Meeting, arrange for their respective Intermediaries to change their vote and if necessary revoke their proxy in accordance with the revocation procedures set above.

COMMON SHARES AND PRINCIPAL HOLDERS THEREOF

As at the date of this Information Circular, we have 276,458,943 Common Shares issued and outstanding.  Each Shareholder of record at the close of business on March 22, 2005 (the “Record Date”) is entitled to one vote on a ballot at the Meeting for each Common Share held by such Shareholder.  Two voting persons present or deemed to be present and authorized to cast in the aggregate not less than 5% of the total votes attaching to all shares carrying the right to vote at the Meeting will constitute a quorum at the Meeting.  Voting persons are Shareholders, duly authorized representatives of Shareholders or proxyholders of Shareholders, entitled to vote at the meeting.

As at March 22, 2005, there is no person who is known to the Company, its directors or officers, to beneficially own, directly or indirectly, or to exercise control or direction over, shares carrying more than 10% of the votes attached to shares of the Company.

ELECTION OF DIRECTORS

Our Articles and By-Laws provide that our Board of Directors (the “Board” or the “Board of Directors”) is to consist of a minimum of three (3) directors and a maximum of twenty (20) directors.  The existing Board consists of six (6) directors and for this forthcoming year, the Board proposes to fix the number of directors at six (6).   Accordingly, we intend to place before the Meeting for approval, a resolution fixing the number of directors at six (6) directors. We also propose the persons named in the table below be nominated at the Meeting to serve as directors of the Company for the ensuing year.  All nominees are currently directors of the Company.  Each director elected will hold office until the next annual general meeting or until his successor is duly elected or appointed, unless his office is earlier vacated in accordance with our Articles and By-Laws, he becomes disqualified to act as a director or is removed in accordance with the Canada Business Corporation Act (the “CBCA”).

Except as noted under “Voting of Proxies”, proxies received in favour of Management designees will be voted for the following proposed director nominees (or for substitute nominees in the event of contingencies not known at present).  No class of shareholders has the right to elect a specified number of directors or to cumulate their votes with respect to the election of directors.

The following table sets forth certain information with respect to persons to be nominated for election as a director.  All proposed nominees are currently directors of the Company whose current term of office will expire as of the close of the Meeting.  The following information concerning the respective nominees has been furnished by each of them:

Name of and Province and Country of Residence of Proposed Nominee Directors and Present Position with the Company	Principal Occupation(1)	Director Since	Approximate Number of Common Shares Beneficially Owned Directly or Indirectly or over which Control or Direction is Exercised as of the Date Hereof(2)
JOHN S. AUSTON (4) British Columbia, Canada Independent Director	Corporate Director	April 2003	3,000
K. ROSS CORY (3) British Columbia, Canada Independent Director	Senior Vice President, Raymond James Ltd.	April 2003	Nil
ROBERT R. GILMORE (3)(4) Colorado, U.S.A. Independent Director	Independent Mining Consultant	April 2003	Nil
WAYNE D. LENTON (4) Arizona, U.S.A. Independent Director	Independent Mining Consultant	June 1995	40,700
HUGH C. MORRIS (3) British Columbia, Canada Independent Director	Independent Mining Consultant	January 1995	155,700
PAUL N. WRIGHT British Columbia, Canada President & Chief Executive Officer Eldorado Gold Corporation	President & Chief Executive Officer of the Company	March 1999	110,000

Note:

(1)

Except as set out below, the information as to occupation of the directors of the Company includes present principal occupation and occupations for the preceding five years unless the director was elected at a previous meeting of the Shareholders and was shown as a nominee for election as a director in the Information Circular of that meeting.

(2)

See “Compensation of Directors” for options granted to directors other than the President & Chief Executive Officer and, “Statement of Executive Compensation” for options granted to the President & Chief Executive Officer.

(3)

Member of the Audit Committee.

(4)

Member of the Compensation Committee.

John S. Auston (B.Sc Honours Geology, McGill University; M.Sc Mineral Exploration, McGill University) was elected to the Board of Directors of Eldorado Gold Corporation on April 30, 2003.  Mr. Auston is a Corporate Director at Cameco Corporation and Centerra Gold, and a director for GGL Diamond Corporation.  Mr. Auston is a retired businessman and served as the President & CEO of Ashton Mining of Canada Inc. 1996 – 2000, President & CEO of Granges Inc. and Hycroft Resources from 1993 – 1995 and held several executive positions with British Petroleum Group from 1980 to 1992.  Mr. Auston is an independent director and a member of the Compensation Committee.

K. Ross Cory (MBA, Finance and International Business, UBC; B.Sc General Science, UBC) was elected to the Board of Directors of Eldorado Gold Corporation on April 30, 2003.  Mr. Cory has served in various senior executive and director capacities with Raymond James Ltd. (formerly Goepel, McDermid Inc. and Goepel Shields & Partners Inc.) since 1989.  Mr. Cory is an Independent Director and a member of the Audit Committee.

Robert R. Gilmore (BSBA Accounting, University of Denver; CPA, Colorado) was elected to the Board of Directors of Eldorado Gold Corporation on April 30, 2003.  Mr. Gilmore is an Independent Financial Consultant and serves on the Board of Directors of MK Gold Company.  From 1991 to 1997 Mr. Gilmore was the Chief Financial Officer of Dakota Mining Corporation and was the Chief Financial Officer of Teamshare Inc. in 2002. Mr. Gilmore is an Independent Director, Chairman of the Audit Committee and a member of the Compensation Committee.

Wayne D. Lenton (B.Sc Metallurgical Engineering, Montana School of Mines) was elected to the Board of Directors of Eldorado Gold Corporation in June 1995.  Mr. Lenton is an Independent Mining Consultant and serves on the Board of Directors of  Energold Mining Ltd. and North American Tungsten Corp. Ltd.  From 1993 to 1995 Mr. Lenton served as the President & CEO of Canada Tungsten Inc., 1989 to 1993 President & CEO and Chairman of the Board of Canamax Resource Inc., 1985 to 1993 President & CEO and Chairman of the Board of Canada Tungsten Mining Corporation. Mr. Lenton is an Independent Director and the Chairman of the Compensation Committee.

Hugh C. Morris (B.Sc Mining Geologist, University of the Witwatersand; PhD Mining Geology, University of the Witwatersand; Fellow of the Royal Society of Canada; President, Canadian Global Change Program; Past President, Geological Association of Canada ) was elected to the Board of Directors of Eldorado Gold Corporation in January 1995.  Mr. Morris is an Independent Mining Consultant and serves on the Board of Pacific Institute for the Mathematical Sciences, Diamondex Resources Ltd., Eureka Resources Ltd. and Pacific Northern Gas and is a Trustee, Mathematical Sciences Research Institute, University of California.  Mr. Morris served as the Chief Executive Officer and Chairman of Imperial Metals Corporation from 1983 to 1993 and was the acting President & Chief Executive Officer of Eldorado Gold Corporation from November 1998 to March 1999.  Mr. Morris is an Independent Director, the Non-Executive Chairman of the Board of Eldorado and a member of the Audit Committee.

Paul N. Wright (B.Sc Mining Engineering, Newcastle University;  Member, Canadian Institute of Mining & Metallurgy) was elected to the Board of Directors of Eldorado Gold Corporation in 1999.  Mr. Wright has served as the President & CEO of Eldorado Gold Corporation since March 1999.  Prior to his appointment as President & CEO Mr. Wright was the President & Chief Operating Officer of the Company, the Senior Vice President Operations and the Vice President Mining.  Prior to joining the Company in 1996, Mr. Wright was the Vice President Mining & Project Development with Granges Inc.  from 1991 to 1996, and the Manager Western Operations, Redpath Group of Cos. from 1986 – 1991.   Mr. Wright is an inside director of the Company.

STATEMENT OF EXECUTIVE COMPENSATION

Summary Compensation Table

The following table provides a summary of compensation earned during the financial year ended December 31, 2004 by our Chief Executive Officer (“CEO”), Chief Financial Officer (“CFO”) and up to three of our most highly compensated executive officers (other than the CEO and CFO) whose total annual salary and bonus was in excess of $150,000, and any of our former executive officers that would have been one of up to three of the most highly compensated executive officers except that the individual was not serving as an officer for us as of December 31, 2004 (collectively, the “Named Executive Officers”).

Name and Principal Position with the Company	Year	Annual Compensation			Long Term Compensation			All Other Compensa- tion(2) CDN($)
		Salary CDN($)	Bonus CDN ($)	Other Annual Compensation(1) CDN($)	Awards		Payouts
					Securities Under Options/ SARs Granted CDN(#)	Restricted Shares Or Share Units CDN($)	LTIP Payouts CDN($)
Paul N. Wright President & Chief Executive Officer	2004 2003 2002	425,000 400,000 390,000	358,294 225,000 261,300	Nil Nil Nil	1,000,000 400,000 375,000	Nil Nil Nil	Nil Nil Nil	21,306 18,518 25,190
Earl W. Price Chief Financial Officer	2004 2003 2002	216,300 210,000 185,000	110,854 91,875 86,118	Nil Nil Nil	450,000 110,000 225,000	Nil Nil Nil	Nil Nil Nil	17,282 13,222 12,744
Norm Pitcher Vice President Exploration & Development	2004 2003(3) 2002(3)	148,130 21,250	79,002 Nil	Nil Nil	175,000 175,000	Nil Nil	Nil Nil	8,065 734
Dawn Moss Corporate Secretary	2004 2003 2002	114,000 95,000 77,500	49,020 33,250 24,606	Nil Nil Nil	175,000 50,000 35,000	Nil Nil Nil	Nil Nil Nil	16,160 12,631 6,828

Note:

(1)

The aggregate amount of perquisites and other personal benefits that is less than $50,000 and 10% of the total annual salary and bonus for any of the Named Executives are not reported.

(2)

Unless otherwise specified, amounts reported in this column refer to the dollar values of insurance premiums paid with respect to term life insurance, medical benefits and amounts contributed in respect of an employee savings plan.

(3)     Norman Pitcher joined the Company on November 3, 2003 and was appointed Vice President, Exploration & Development on May 14, 2004.

Option Grants During the Financial Period Ended December 31, 2004

We granted the following options to the Named Executive Officers during the financial year ended December 31, 2004:

Option/SARs Grants During 2004 Financial Year

Name	Common Shares Under Options/SARs Granted (#)	% of Total Options/SARs Granted to Employees in financial year	Exercise or Base Price (CDN$/Share)	Market Value of Common Shares Underlying Options on the Date of Grant (CDN$/Share)	Expiration Date
Paul N. Wright	1,000,000	25.8%	$3.70	$3.70	January 29, 2009
Earl W. Price	450,000	11.6%	$3.70	$3.70	January 29, 2009
Norman Pitcher	175,000	4.5%	$3.70	$3.70	January 29, 2009
Dawn Moss	175,000	4.5%	$3.70	$3.70	January 29, 2009

Note:

(1)

These options are fully vested.  See “Incentive Stock Option Plan” for a description of the terms that apply to the options.]

Aggregated Options Exercised During 2004 Financial Year
and Financial Year-End Option Values

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized (CDN$)	Unexercised Options/SARs at December 31, 2004 Exercisable/ Unexercisable (#)	Value of Unexercised in-the-Money Options/SARs at December 31, 2004 Exercisable/ Unexercisable(1) ($)
Paul N. Wright	60,000	575,886	1,150,000 / 0	213,000 / 0
Earl W. Price	435,000	1,421,628	450,000 / 0	0 / 0
Noman Pitcher	0	0	150,000 / 150,000	25,000 / 62,500
Dawn Moss	63,000	162,981	205,000 / 0	47,700 / 0

Note:

(1)

Based on a market value of Cdn$3.55 per share, being the closing trading price per Common Share on the TSX as of December 31, 2004.

Employment Contracts

Mr. Paul Wright entered into an employment agreement with the Company dated May 13, 2004.  Under the terms of Mr. Wright’s agreement, upon termination without cause; relocation prior to March 24, 2006; adverse change in his salary, duties or responsibilities; or in the case of change of control Mr. Wright is entitled to receive any amounts owed in respect of vacation or sick leave and an amount equal to three times his annual salary and bonus (based upon his salary and bonus in the twelve months prior to termination) and continuation of his benefits for 12 months after his termination.

Mr. Earl Price entered into an employment agreement with the Company dated May 13, 2004.  Under the terms of Mr. Price’s agreement, upon termination without cause; adverse change in his salary, duties or responsibilities; or in the case of change of control Mr. Price is entitled to receive any amounts owed in respect of vacation or sick leave and an amount equal to two years times his annual salary and bonus (based upon his salary and bonus in the twelve months prior to termination) and continuation of his benefits for 12 months after his termination.

Mr. Norman Pitcher entered into an employment agreement with the Company dated May 13, 2004.  Under the terms of Mr. Pitcher’s agreement, upon termination without cause; adverse change in his salary, duties or responsibilities; or in the case of change of control Mr. Pitcher is entitled to receive any amounts owed in respect of vacation or sick leave and an amount equal to two years times his annual salary and bonus (based upon his salary and bonus in the twelve months prior to termination) and continuation of his benefits for 12 months after his termination.

Ms. Dawn Moss entered into an employment agreement with the Company dated May 13, 2004.  Under the terms of Ms. Moss’s agreement, upon termination without cause; adverse change in her salary, duties or responsibilities; or in the case of change of control Ms. Moss is entitled to receive any amounts owed in respect of vacation or sick leave and an amount equal to two years times her annual salary and bonus (based upon his salary and bonus in the twelve months prior to termination) and continuation of her benefits for 12 months after his termination.

Other than as noted above, we have no written employment agreements between us or any of our subsidiaries and a Named Executive.  See “Retirement Plan” for a discussion of retirement benefits available to Named Executive Officers.

Indebtedness of Directors, Executive Officers, Officers and Employees

As of March 22, 2005 there was no indebtedness to us or any of our subsidiaries (other than routine indebtedness) or to another entity if the indebtedness is the subject of a guarantee, support agreement, letter of credit or similar arrangement provided by us or any of our Subsidiaries by our current and former directors, officers and employees.

Composition of the Compensation Committee

During the year ended December 31, 2004, the following individuals served as members of our Compensation Committee:  Wayne Lenton (Chairman), John Auston and Robert Gilmore, who were all directors of the Company during the time they served.  None of the members of our Compensation Committee are officers or employees or were former officers or employees of the Company or any of our subsidiaries, had or has any relationship that requires disclosure hereunder in respect of indebtedness owed to the Company or any interest in material transactions involving the Company. In addition, none of our executive officers have served on the compensation committee (or in the absence of such committee the entire Board of Directors) of another issuer whose executive officer is a member of our Compensation Committee or Board of Directors.   See “Corporate Governance – Compensation Committee”.

Report On Executive Compensation

The Company’s commitment is to enhance shareholder value through the discovery and acquisition of gold reserves, and the operation of profitable mines.  In order to maximize its commitment, the Company designs its compensation packages to attract highly skilled and knowledgeable employees in a competitive human resource market by providing appropriate salaries and incentives and to creating a work environment that allows each employee to realize their potential within their chosen careers.

The Compensation Committee is responsible for, among other things, the periodic review of the Company’s short-term and long-term policies for attracting, retaining, developing and motivating executive officers of the Company.  The Committee meets periodically to review compensation policies relating to the Company and its subsidiaries and to approve specific compensation awards and benefits.

Executive Compensation Practices

The mandate of the Compensation Committee is to review the terms of employment of the Company’s executive officers annually, to review and approve, on an annual basis the Chief Executive Officer’s and the senior executives performance objectives and assess the performance of the Chief Executive Officer for the prior year, to review the competitiveness and effectiveness of the Company's compensation plan, and to report to the Board the Committee's findings and recommendations.  The Terms of Reference for the Compensation Committee can be found on the Company’s website www.eldoradogold.com.

The Committee’s executive compensation practice is based on combining the interests of the executive officers with the Company’s stated commitments.  Executive compensation addresses both the short-term and long-term interests of the Company and is linked to the performance of the Company and the individual.  The Company compensates executive officers at a level and in a manner that ensures the Company is capable of attracting, motivating and retaining individuals with exceptional executive skills.

The Committee approves salary ranges for executive officers of the Company based on competitive industry data for the markets in which the Company operates. In establishing base salaries and salary ranges, the objective of the Committee is to set target levels which, over time, will be competitive with market salaries.  The Company’s compensation practices set target levels near or consistent with the median level in the group of comparable companies. Individual levels, which are set annually, may vary from this objective, depending upon individual performance levels.  The CEO does not participate in discussions or reviews relating to his own compensation.

The Company’s executive compensation practices recognize and reward executive officers based upon individual and corporate performance.  The Committee monitors levels of executive remuneration to ensure overall compensation reflects the Company’s objectives and philosophies and meets the Company’s desired relative compensation position.  The key components comprising executive officer compensation are base salary, annual bonus (short-term incentives), participation in the executive’s RRSP contribution and in an incentive stock option plan (long-term incentives).

As noted above, the Company provides annual incentive compensation to executive officers, including the Named Executives, through the provision of incentive bonuses. Incentive bonuses are awarded annually, on a discretionary basis, to executive officers, based upon a review of Company and individual performance over the prior financial year relative to each executive officer’s area of responsibility. The bonuses for the Named Executive Officers are set out under the Summary Compensation Table.

The Company also has in place an incentive stock option plan.  The incentive stock option plan was designed to encourage executive officers to focus on the long-term interests of the Company and its Shareholders.  The Board has the authority to establish terms and conditions of each granted option, so long as such terms and conditions are not inconsistent with the provisions of the incentive stock option plan.  The Company issued 1,800,000 options to the Named Executives under the incentive stock option plan during 2004.

CEO Compensation

The Committee’s policy is that the salary of the CEO should, be in line with competitive salaries for positions of similar responsibility at gold mining companies that are, like the Company, publicly held.  In assessing compensation paid to the CEO, the Committee also reviews available industry data relating to such companies.  The CEO’s salary increase for the current year (an increase from Cdn$400,000 to Cdn$425,000 per year) was granted to bring his salary in line with competitive salaries for similar positions and in recognition of his contribution to the achievement of the Company’s goals.  A bonus of $358,294 was given to the CEO in recognition of his achievements in 2004.  With this increase, his total compensation package is $783,294.

Compensation Committee report presented by:

Wayne Lenton, Chairman
John Auston
Robert Gilmore

Incentive Stock Option Plan

In 1994, we established an incentive stock option plan dated June 6, 1994 which was subsequently amended on June 5, 1995, June 27, 1996, May 31, 2000, April 30, 2003 and May 13, 2004 (the “Employee Plan”).  In 2003 we established the Incentive Stock Option Plan, Officers & Directors, dated April 30, 2003 (the “D&O Plan” and collectively with the Employee Plan, the “Plans”).

The Plans permit the granting of options to eligible participants to purchase up to a maximum of 19,741,463 Common Shares (12,741,463 for the Employee Plan and 7,000,000 for the D&O Plan) (representing 7.1% (4.6% for the Employee Plan and 2.5% for the D&O Plan) of the issued and outstanding Common Shares as of the date hereof) which have been reserved for issuance under the Plans.  As of the date hereof, 7,037,833 options (3,427,833 for the Employee Plan and 3,610,000 for the D&O Plan) to purchase 7,037,833 Common Shares or 2.5% (1.2% for the Employee Plan and 1.3% for the D&O Plan) of the issued and outstanding Common Shares have been granted to eligible participants, 9,466,809 Common Shares have been issued pursuant to the exercise of 9,466,809 options and a total of 3,236,821 (2,411,821 for the Employee Plan and 825,000 for the D&O Plan) options remain available under the Plans.

On May 30, 2004, we amended the Employee Plan to increase the maximum number of Common Shares that may be reserved for issuance under the Employee Plan from 10,200,000 to 12,741,463 Common Shares.  Shareholder approval for this increase was not required for the Employee Plan by The Toronto Stock Exchange (the “TSX”) or the American Stock Exchange (the “AMEX”) or the TSX.

Options that have expired, were cancelled or otherwise terminated without having been exercised are available for subsequent grants under the Plans.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights As at December 31, 2004 (a)	Weighted-average exercise price of outstanding options, warrants and rights As at December 31, 2004 (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) As at December 31, 2004 (c)
Equity compensation plans approved by securityholders	5,638,000(1)	$3.25	4,831,821
Equity compensation plans not approved by securityholders	Nil	Nil	Nil
Total	5,638,000		4,831,821

Note:

(1)

As noted above the increase is the reserved Common Shares under the Employee Plan from 10,200,000 to 12,541,463 Common Shares was not approved by the Shareholders

The Employee Plan provides that, the Board of Directors may from time to time grant options to acquire Common Shares to any person who is an employee, consultant or advisor of us or our affiliates or a director or officer of our affiliates.  The D&O Plan provides that the Board of Directors may from time to time grant options to acquire Common Shares to our directors and officers.  Options under the Plans are non-assignable and non-transferable otherwise than by will or by laws governing the devolution of property in the event of death.  Each option entitles the holder to one Common Share, subject to certain adjustments.  The exercise price for options granted under the Plans will be determined by the Board of Directors on the date of the grant, which price may not be less than the market value.  Market value is defined under the Option Plan as the closing price of the Common Shares on theTSX on the trading day immediately preceding the grant day and if there is no closing price, the last sale prior thereto.  The term of the Options granted is determined by the Board of Directors, which term may not exceed a maximum of ten years from the date of the grant.  Pursuant to the Plans, additional terms and conditions, including vesting requirements, may be imposed by the Board of Directors on options granted under the Plans.  The Plans do not contemplate that the Company will provide financial assistance to any optionee in connection with the exercise of the option.

Each Plan provides that the maximum number of Common Shares that may be issued to our insiders and their associates pursuant to options granted under the Plan within any one-year period, when taken together with the number of Common Shares issued to such insiders and their associates under our other previously established or proposed share compensation arrangements, may not exceed 10% of the issued and outstanding Common Shares on a non-diluted basis at the end of such period and, in the case of any one insider and his associates, may not exceed 5% of such issued and outstanding Common Shares.  Each Plan also provides that the maximum number of Common Shares that may be reserved for issuance under options granted to insiders and their associates under the Plan together with the number of Common Shares reserved for issuance to such insiders and their associates under our other previously established or proposed share compensation arrangements may not exceed 10% of the issued and outstanding Common Shares on a non-diluted basis at the grant date of the options.

The total number of Common Shares that may be reserved for issuance to any one participant pursuant to options granted under the D&O Plan may not exceed 1% of the Common Shares outstanding (on a non-diluted basis) on the grant date of the options.  The Employee Plan prohibits the granting of options to any single individual to purchase in excess of one-half of one percent (0.5%) of the then outstanding Common Shares.

It is the Board’s practice that a maximum of 8% of the issued Common Shares be reserved for issuance pursuant to options granted under the Plans.  Of the 8% maximum reserve, 3% is allocated to the D&O Plans, and the remaining 5% is allocated to the Employee Plan.

Unless otherwise determined by the Board in accordance with the terms of the Plan, if the holder of an option ceases to be an eligible participant under a Plan due to

(a)

retirement or disability, the holder has up to 365 days to exercise any vested options;

(b)

in the case of the D&O Plan only, termination of employment within the six months following a change of control, the holder has 180 days from the date of such termination to exercise vested options;

(c)

death, the holder’s estate has 365 days to exercise vested options;

(d)

any reason other than death, disability, retirement, change of control or cause, in the case of the Employee Plan, the Board may in its discretion provide holders with 30 days to exercise vested option and in the case of the D&O Plan, a holder has 30 days or such later date as the Board may fix to exercise vested options;

provided that no option may be exercised following the expiration of the applicable exercise period.

In the event that:

(a)

we amalgamate, consolidate with or merge with or into another body corporate, holders of options under the D&O Plan will, upon exercise thereafter of such option, be entitled to receive and compelled to accept, in lieu of Common Shares, such other securities, property or cash which the holder would have received upon such amalgamation, consolidation or merger if the option was exercised immediately prior to the effective date of such amalgamation, consolidation or merger;

(b)

the exchange or replacement of Common Shares with those in another company is imminent because of a proposed merger, amalgamation or other corporate arrangement or reorganization, the Board may, in its discretion, determine the manner in which all unexercised options, granted under the Plans shall be treated including, for example, requiring the acceleration of the time for the exercise of outstanding Options and of the time for the fulfillment of any conditions or restrictions on such exercise; and

(c)

an offer to purchase all of the Common Shares is made by a third party, we may, at our option, require the acceleration of the time for the exercise of the options granted under the Plans and of the time for the fulfillment of any conditions or restrictions on such exercise.

The Board may, subject where required to securities regulators TSX and/or AMEX approval, from time to time amend, suspend or terminate the Plans in whole or in part.  Pursuant to TSX requirements, shareholder approval is required for amendments that involve:

(d)

amendments to the number of securities issuable under the arrangement, including an increase to a fixed maximum, increase to a fixed maximum percentage or a change from a fixed maximum number to a fixed maximum percentage;

(e)

the introduction of a provision permitting reloading upon exercise;

(f)

any change to the eligible participants which would have the potential of broadening or increasing insider participation;

(g)

the addition of any form of financial assistance;

(h)

any amendment to the financial assistance provision which is more favourable to participants;

(i)

the addition of a cashless exercise feature, payable in cash or securities, which does not provide for a full deduction of the number of underlying securities from the reserved shares;

(j)

the addition of a deferred or restricted share unit or any other provision which results in participants receiving securities while no cash consideration is received by the issuer; and

(k)

in circumstances where the amendment could lead to a significant or unreasonable dilution in the issuer's outstanding securities or may provide additional benefits to eligible participants, especially insiders at the expense of the issuer and its existing securityholders.

The TSX also requires that disinterested shareholder approval be obtained in accordance with regulatory requirements if the exercise price of any outstanding option granted to an insider is reduced or the exercise period extended to the benefit of insiders.

Subject to certain limited exceptions, shareholder approval is required under the AMEX rules for any “material amendment” to a stock option plan pursuant to which options may be acquired by officers, directors, employees or consultants of an AMEX listd company.  A “material amendment” includes, but is not limited to the following:

(a)

any material increase in the number of shares to be issued under the plan (other than to reflect a reoganization, stock split, merger, spinoff or similar transaction);

(b)

any material increase in benefits to participants, including any material change to:

(i)

permit a repricing (or decrease in exercise price),

(ii)

reduce the price at which shares or options to purchase shares may be offered, or

(iii)

extend the duration of the plan;

(c)

any material expansion of the class of participants eligible to participate in the plan; and

(d)

any exapansion in the types or options or awards provided under the plan.

In the case of the Employee Plan, Shareholder approval is also required for amendments that materially increases the benefits under the Employee Plan.  In addition, the D&O Plan and any outstanding options thereunder may be amended or terminated by the Board if the amendment or termination is required by any securities regulators, a stock exchange or a market as a condition of approval to a distribution to the public of the Common Shares or to obtain or maintain a listing or quotation of our Common Shares.

The Board may also amend or terminate any outstanding option, including, but not limited to, substituting another award of the same or of a different type or changing the date of exercise; provided, however that, the holder of the option must consent to such action if it would materially and adversely affect the holder.

A copy of the Option Plan may be obtained by any Shareholder by request in writing to our Corporate Secretary at #1188 – 550 Burrard Street, Vancouver, British Columbia, V6C 2B5.

PERFORMANCE GRAPH

The following chart compares the total cumulative shareholder return for CDN$100 invested in common shares of Eldorado with the total cumulative shareholder return of the S&P/TSX Composite Index (formerly the TSE 300 Composite Index) and the total cumulative shareholder return of the TSE Gold Index for the period commencing December 31, 1999 and ending December 31, 2004.

COMPENSATION OF DIRECTORS

Directors of the Company who are not officers or employees are compensated for their services as directors through a combination of retainer fees and meeting attendance fees. In 2004, the annual retainer fee paid to such directors other than the Chairman of the Board was $15,000 and the annual retainer paid to our Chairman was $25,000.  The chairman of any committee of the Board received an additional fee of $2,500 per annum and directors receive a fee of $1,000 for each director meeting and $750 for each committee meeting attended. Directors are reimbursed for expenses incurred in connection with their services as directors.

The directors and former directors (other than inside directors) were paid the following amounts as directors’ fees for the year ended December 31, 2004:

Independent Directors	CDN $
John Auston	31,750
Ross Cory	32,250
Robert Gilmore	34,500
Hugh Morris	45,500
Wayne Lenton	34,000

Our directors are also eligible to participate in the D&O Plan.  In 2004, each director other than inside directors were granted 100,000 options under the D&O Plan, each option entitling the holder to acquire one common share at the exercise price of CDN$3.70 per share until January 29, 2009.  The options are fully vested.  See “Officers & Directors Incentive Stock Option Plan” for a description of the term that apply to the Options.

DIRECTORS AND OFFICERS INDEMNIFICATION AND INSURANCE

There was no indemnification payable this financial year to our directors or officers.

We maintain liability insurance for our directors and officers in the aggregate amount of US$20,000,000 subject to a US$250,000 deductible loss payable by us.  The premium, in the amount of US$265,650 was paid by us for the period from July 1, 2004 to July 1, 2005.

CORPORATE GOVERNANCE

The TSX requires each listed company to discuss its approach to corporate governance annually in accordance with the TSX Corporate Governance Guidelines of 1994.  Major regulatory changes in respect of corporate governance have recently been proposed by the Canadian Securities Administrators (the “CSA”) or have come into effect.  In particular, the CSA has issued for comment in October 2004, National Policy 58-201 - Corporate Governance Guidelines and National Instrument 58-101 - Disclosure of Corporate Governance Practices (“Proposed NI 58-101”).  Additional changes also have arisen from the U.S. Sarbanes-Oxley Act of 2002, and the subsequent rules and regulations, adopted by the U.S. Securities and Exchange Commission and the rules and regulations recently adopted by the AMEX.

The Board of Directors monitors the various changes and proposed changes and, where appropriate amends its corporate governance practices to align itself with these changes. The Board of Directors believes that the Company’s practices are consistent with and in some cases go beyond most corporate governance rules and guidelines, including the TSX Corporate Governance Guidelines and the requirements set forth in the AMEX Company Guide.

The following describes the Company’s corporate governance practices in accordance with the disclosure requirements of  Proposed NI 58-101.

Board of Directors

The Board is currently comprised of six directors, five of whom are non-management directors.  The Board has determined that five of the directors are independent as set out below:

John Auston	Independent
Ross Cory	Independent
Robert Gilmore	Independent
Wayne Lenton	Independent
Hugh Morris	Independent
Paul Wright	Inside

The majority of the directors are independent. Our Chairman, Hugh Morris, is an independent director. Paul Wright, our President & Chief Executive Officer is a member of our management and therefore is not an independent director.

A director is considered independent if he has no direct or indirect material relationship with the Company, which in the view of the Board of Directors could reasonably be perceived to materially interfere with the exercise of the director’s independent judgement.

The Board is generally satisfied that its current number of directors is appropriate, providing a diversity of views and experience while maintaining efficiency. The Board believes that the composition of the Board fairly represents the interests of Shareholders.

The independent directors hold regularly scheduled meetings at which members of management are not in attendance.  In 2004, the independent directors held four meetings at which members of management were not present.

Certain of our independent Directors are also directors of other reporting issuers in Canada.  Refer to the independent Directors personal information on pages 5 & 6 of this circular.

The non-executive Chairman of the Board is the chief administrative officer of the Board of Directors, responsible for providing strategic and tactical leadership at the Board level and for ensuring the smooth functioning of the Board’s processes.

Board Mandate

The principal role of our Board of Directors is stewardship of the Company, with its fundamental objective being the creation of shareholder value, including the protection and enhancement of the value of its assets.  The stewardship responsibility means that the Board oversees the conduct of the business and supervises Management, which is responsible for the day-to-day conduct of the business.  The Board shall assess, and ensure systems are in place to manage the risks of the Company’s business with the objective of safeguarding the Company’s assets.  In its supervisory role, the Board sets the attitude and disposition of the Company towards ethics, risk management, compliance with applicable laws and regulatory policies, environmental, safety and health policies, financial practices, disclosure and reporting.  In addition to its primary accountability to shareholders, the Board is also accountable to government authorities and other stakeholders, such as employees, contractors, communities, and the public.  The Board ensures that there are long-term goals and a strategic planning process in place to which the Board brings objectivity and judgement.  The Board is responsible for approval of the strategy and for monitoring the process.   The Board of Directors is responsible for succession planning for the Board and for the CEO.  The complete Terms of Reference for our Board of Directors can be found on our website www.eldoradogold.com or by contacting our Corporate Secretary.  These Terms of Reference include the Mandate of the Board of Directors.

Position Descriptions

The Board has developed written position descriptions for the members of the Board, including the chair Position descriptions for the chair of each board committees are currently being developed.  The Board and the CEO have developed written position descriptions for the CEO.   These position descriptions can be found on our website www.eldoradogold.com.

Orientation and Continuing Education.

The Board has a formal process for the orientation of new Board members regarding the role of the board, its committees and its directors and the nature of operation of the business.   Each newly elected member of the Board is provided with one-on-one orientation with each of the departmental heads and receives a directors binder that includes information pertinent to his/her role as a director of the Company.  In addition, management reports and presentations and relevant sight visits to its operations provide our directors with updated information on the Company.

Information is available to the Board concerning continuing education for its directors.   Departmental managers who can provide insight because of personal involvement, and/or certain of our advisors and consultants are invited to attend meetings of the Board on a regular basis to relay information pertinent to the business of the Board.

Ethical Business Conduct Skills and Knowledge

On October 27, 2004, the Board adopted a Code of Business Conduct & Ethics (the “Code”).  The Code is applicable to our directors, executive officers and all corporate, subsidiary employees and consultants.  The Code is available on our website www.eldoradogold.com.  In addition, a copy of the Code can be obtained from our Corporate Secretary by request in writing to Suite 1188 – 550 Burrard Street, Vancouver, British Columbia, V6C 2B5 or e-mail dawnm@eldoradogold.com.

The Board does not monitor compliance with the Code, but rather relies on the oversight of the Audit Committee to ensure compliance with the Code.

The Board takes appropriate measures to exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer may have a material interest.  Where appropriate, directors absent themselves from portions of Board or committee meetings to allow independent discussion of points in issue.

Each director is responsible for understanding the roles and responsibilities of the Board as a whole and of a director as mandated in the respective Terms of Reference for each and in our Code of Business Conduct and Ethics.  In this manner the Board encourages and ensures that a culture of ethical business conduct is maintained.

The Board has in place a policy whereby individual directors may, subject to approval by the Board, engage outside advisers at the Company’s expense.

Nomination of Directors

The independent Directors, as a whole, have adopted the responsibility of identifying and nominating new candidates for board nomination.  In 2005, we will be initiating a Nominating Committee that will consist of two independent Directors who will be responsible for the nominating process.  Terms of Reference for the Nominating Committee will be written in accordance with corporate governance guidelines.  In 2004, the directors participated in a survey designed to identify skill sets and individuals that would enhance the proficiency of the Board.

Assessments

The Board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. The board assesses its own performance and the effectiveness, contributions and competencies of its directors on an annual basis.  The Chairman of the Board is responsible for the distribution of a confidential questionnaire to be completed by the members of the board. The results of the questionnaire are tabulated and recommendations are made to the board based on matters arising from the responses.

Board Committees

The Board has established two committees of directors, being the Compensation Committee and the Audit Committee.  Each of the Committees are composed of entirely independent members.

Compensation Committee

As noted above, the Compensation Committee is currently composed of three members.   All of the members of the Committee are independent.  Mr. Wayne Lenton is the Chair of the Committee.

The Compensation Committee develops, reviews and monitors director and executive compensation and policies.  In addition, this Committee is responsible for succession planning and oversight of pension plans.  Terms of Reference for the Compensation Committee address the description of responsibilities, powers and operations of the Compensation Committee and are available on our website www.eldoradogold.com or by contacting our Corporate Secretary.

The Compensation Committee annually reviews the adequacy of compensation for directors and others, and the composition of the compensation packages.  The Compensation Committee makes its recommendation based upon the types of compensation and amounts paid to other directors and professionals within our peer group.

Included in director’s compensation is a cash annual retainer (paid quarterly), meeting fees and stock options.  See Compensation of Directors in this Information Circular for detailed compensation in 2004.  (See also “Report of Executive Compensation”).

Audit Committee

The Audit Committee is currently composed of three directors.  Robert Gilmore is the Chair of the Committee.  Each of the members of the Committee is independent and financially literate.

The Audit Committee is responsible for the oversight of financial reporting, internal controls and public disclosure documents.  The Audit Committee also recommends the appointment of our external auditors, reviews the annual audit plan and auditor compensation, approve non-audit services provided by the external auditor, reviews hiring policies regarding former staff and auditors and evaluates our risk management procedures/systems.

See “Audit Committee” and Appendix A in our AIF for the year ended December 31, 2004, for particulars regarding our Audit Committee’s charter and the Audit Committee’s pre-approval policies and procedures for non-audit services and the service fees paid to our Auditor as well as other related matters.

The Terms of Reference for the Audit Committee can be viewed on our website www.eldoradogold.com or by contacting our Corporate Secretary.  For particulars on the experience and education of the members of our Audit Committee please refer to pages 5 & 6 of this Information Circular.

Other Matters

Corporate Governance

In its supervisory role, our Board sets the attitude and disposition of the Company towards compliance with applicable laws, environmental, safety and health policies, financial practices and reporting.  In addition to its primary accountability to shareholders, the Board and the CEO are also accountable to government authorities and other stakeholders, such as employees, communities, and the public.

The Board of Directors did not establish a Corporate Governance Committee in 2004.  The Board of Directors, as a whole, had the mandate to develop and oversee the Company's approach to corporate governance policies and practices which include: the review of candidates for election as directors and, if deemed necessary, to recommend nominees for election at the Company's annual general meeting; to propose appointees to the Board Committees; to review the Company’s succession plan for the Chief Executive Officer and senior management; to review and report annually to the Board the results of an assessment of the Board’s performance; to annually review and approve the Terms of Reference for the Committees of the Board, the Board of Directors, and the Directors; and to review and approve the Code.

Environmental

For 2004, the Board of Directors held the responsibility for overseeing and approval of recommendations for actions, for development programs and procedures to ensure that the Company’s environmental, health and safety practices were adhered to and achieved, and to propose changes in the Company’s practices from time to time as may be warranted to keep pace with environmental, health and safety regulations, trends or developments in the mining industry and in the jurisdictions in which we operate.

APPOINTMENT OF AUDITORS

In accordance with the recommendation of the Audit Committee, the Board of Directors recommends that at the Meeting the Shareholders vote for the reappointment of PricewatehrouseCoopers LLP as the Company’s auditors to hold office until the next annual general meeting of Shareholders and that the Shareholders authorize the Board to fix the remuneration of the auditors. PricewaterhouseCoopers LLP was first appointed as our auditors in 1992 and has since then served as our auditors.

For particulars on audit, audit-related and non-audit services fees paid to PricewaterhouseCoopers in 2004, please refer to our 2004 Audited Financial Statements included with this Information Circular.

STOCK OPTIONS

As noted above we have two incentive stock option plans.  The purpose of the Plans is to assist the Company in attracting, retaining and motivating directors, officers, employees, consultants and advisors of the Company and of its subsidiary and associated companies and to closely align the personal interests of those directors, officers, employees, consultants and advisors with those of the shareholders by providing them with the opportunity, through stock options (the “Options”), to acquire Common Shares in the capital of the Company.  A copy of the Plans may be obtained by any shareholder upon request from our Corporate Secretary.  See “Incentive Stock Option Plan” above for a description of the Plans.

The Plans provide for a maximum of up to 19,741,463 Common Shares or 7.14% of the outstanding Common Shares of the Company as of March 22, 2005 (the “Limit”) to be reserved, set aside and made available for issue under and in accordance with the Plans.  The Limit constitutes an aggregate maximum and includes all issued and unexpired Options, whether or not exercised, and the exercise of an Option and issuance of a share does not free up space under the Limit.

We wish to make certain amendments to the Plans to address current trends and recently established regulations of the TSX and other securities authorities in the jurisdictions in which we report as well as make certain drafting changes to ensure the Plans are relatively consistent.  In addition, we wish to increase the maximum number of Common Shares issuable pursuant to the exercise of the options granted under the Plans to ensure sufficient options are available to allow the Company to maintain its policy of granting options to directors, officers, employees, consultants and advisors of the Company.  A copy of the amended and restated Plans are attached as Appendix I to this Information Circular.  We have also attached as Appendix II to this Information Circular blacklines of the amended and restated Plans showing the changes made to the current version of our Plans.

The key amendments to the Plans are as follows:

•

increasing the maximum number of Common Shares that may be granted under the:

•

Employee Plan by 1,081,484 Common Shares

•

D&O Plan by 4,058,350 Common Shares

•

replacing the current 10% and 5% limitations described above with the following restrictions:

•

the maximum number of Common Shares issued and issuable pursuant to options granted under the Plans to participants, together with the number of Common Shares issued and issuable to any participant under any other previously established or proposed share compensation arrangements, shall not exceed 9% of the Common Shares outstanding on a non-diluted basis at the date of grant of the options;

•

the maximum number of Common Shares issued and issuable pursuant to options granted under the Employee Plan to eligible participants, together with the number of Common Shares issued and issuable to such participants under any other previously established or proposed share compensation arrangements shall not exceed 5% of the Common Shares outstanding on a non-diluted basis at the date of grant of the options;

•

the maximum number of Common Shares issued and issuable pursuant to options granted under the D&O Plan to eligible participants, together with the number of Common Shares issued and issuable to such participants under any other previously established or proposed share compensation arrangements, shall not exceed 4% of the Common Shares outstanding on a non-diluted basis at the grant of  the options;

•

including an additional limitation restricting the total number of Common Shares reserved for issuance to non-executive directors to 0.5% of the issued Common Shares on the date of grant;

•

subject to the limitations set out above permitting reloading of Common Shares in circumstances where options have been exercised, which provision would need to be re-approved every three years in accordance with TSX requirements;

•

in accordance with the TSX, and the AMEX  requirements, including amendment provisions in each of the Plans to specifically identify circumstances where amendments may be made to the Plans without shareholder approval;

•

prohibiting the reduction of the exercise price of any outstanding options without first obtaining shareholder approval; and

•

require the Plans to be reconfirmed by the shareholders every three years.

On an annual basis, we perform a review of the compensation practices of our peer group mining companies.  Included in this review is a study of our peer group practices and policies as they pertain to incentive stock option plans.  In addition, we endeavour to address proxy voting standards of the institutional investment community as they pertain toto corporate governance best practices for incentive plan proposals.

The TSX and the AMEX requires the Company to obtain shareholder approval to make these amendments to the Plans and to grant additional options beyond the maximum number previously authorized by the Shareholders and contained in the Plans.

The Company has not granted any options to acquire Common Shares which, when combined with outstanding options and options previously exercised, are in excess of the Limit, as discussed above.

The amendments to the Plans and the increase in the Limit are subject to receipt of all necessary regulatory approvals, including the TSX and the AMEX.  As noted above, in order to comply with the stock option plan requirements of the TSX and the AMEX, the increase in the number of Common Shares reserved for issuance under the Plans must be approved by an ordinary resolution of the Shareholders.  The TSX and the AMEX do not require that disinterested shareholder approval be obtained in respect of the amendments to the Plan.

Accordingly, at the Meeting, Shareholders will be asked to consider and, if thought appropriate, to pass an ordinary resolution amending the Plans making amendments as indicated in the amended and restated Plans attached as Appendix I to this Information Circular and increasing the maximum number of Common Shares issuable upon exercise of options granted pursuant to the D&O Plan from 7,000,000 Common Shares to 11,058,350 Common Shares, representing 4% of the issued and outstanding Common Shares as of the date hereof, and increasing the maximum number of Common Shares issuable upon exercise of options granted pursuant to the Employee Plan from 12,741,463 Common Shares to 13,822,947 Common Shares, representing 5% of the issued and outstanding Common Shares as of the date hereof.  Collectively, the maximum number of Common Shares would increase from

19,741,463 to 24,881,297 Common Shares, or 9% of the issued and outstanding Common Shares as of the date hereof.  The full text of this resolution is set out below.

Shareholders are being asked to consider and vote upon the following resolution to approve amendments to the Plans and to approve an increase in the number of common shares reserved for issuance under the Plans for an aggregate 5,139,834 available for issue under the Plans as follows:

D& O Plan

4,058,350

Employee Plan

1,081,484

5,139,834

“BE IT RESOLVED THAT:

1.

The D&O Plan be amended to provide that the maximum number of Common Shares that may be issued pursuant to options granted under the D&O Plan, as set out in Section 4.1 of the D&O Plan, be increased from 7,000,000 Common Shares to 11,058,350 Common Shares.

2.

The amended and restated D&O Plan as set out in Appendix I to the 2004 Information Circular be and is hereby approved with an effective date of April 28, 2005.

3.

The Employee Plan be amended to provide that the maximum number of Common Shares that may be issued pursuant to options granted under the Employee Plan, as set out in Section 4. of the Employee Plan, be increased from 12,741,463 Common Shares to 13,822,947 Common Shares.

4.

The amended and restated Employee Plan as set out in Appendix I to the 2004 Information Circular be and is hereby approved with an effective date of April 28, 2005.

5.

Any officer of the Company be and is hereby authorized and directed, for and on behalf of the Company, to execute and deliver or file such documents and instruments and to do all such other acts and things as are required or as such officer, in such officer’s sole discretion, may deem necessary to give full effect to or carry out the provisions of the above resolutions.”

The foregoing Resolution will require approval by a majority of votes cast on the matter at the Meeting.  Unless otherwise instructed the management nominees named in the form of Proxy accompanying this Management Proxy Circular will vote “FOR” the Resolution.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than as set forth in this Information Circular, none of our directors or senior officers, nor any person who has held such a position since the beginning of our last completed financial year, nor any proposed nominee for election as a director of the Company, nor any of their respective associates or affiliates, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting other than the election of directors and the appointment of auditors.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

The following table shows, as at March 22, 2005, each person who is known to the Company, its directors or officers, to beneficially own, directly or indirectly, or to exercise control or direction over, shares carrying more than 10% of the votes attached to shares of the Company.

Class of Securities	Name of Beneficial Owner	Amount and Nature of Ownership	Percentage of Class
Common Shares	Fidelity Management & Research Company Fidelity Management Trust Company	37,792,760	14.83%

Other than as disclosed above, we are not aware of any material interest, direct or indirect, of any Shareholder who holds more than 10% of the voting rights attached to the Common Shares, any proposed nominee for election as a director, any director or officer of the Company or subsidiary of the Company or any Shareholder who holds more than 10% of the voting rights attached to the Common Shares of the Company or any associate or affiliate of any of the foregoing, in any transaction which has been entered into since the commencement of our most recent completed financial year or in any proposed transaction which, in either case, has materially affected or will materially affect us or any of our subsidiaries.

SHAREHOLDERS PROPOSALS

Pursuant to Section 137 of the CBCA, any notice of a Shareholder proposal intended to be raised at next year’s annual meeting of Shareholders of the Company must be submitted to the Company at its registered office, to the attention of the Secretary, on or before December 31, 2005, to be considered for inclusion in the management proxy circular for the annual meeting of the Shareholders next year.

It is our position that Shareholder proposals need be recognized only if made in accordance with the foregoing procedure and the provisions of the CBCA.

ADDITIONAL INFORMATION

Additional information relating to us is available at www.sedar.com under our name, 2004 Financial information is provided in our comparative financial statements and MD&A for our most recently completed financial year.  Copies of our financial statements and MD&A can be obtained from our Corporate Secretary by contacting the Corporate Secretary in writing at Suite 1188 – 550 Burrard Street, Vancouver, British Columbia V6C 2B5 or by e-mail at dawnm@eldoradogold.com.  Copies of such documents will be provided to Shareholders free of charge.

OTHER MATTERS

The Management knows of no other matters to come before the Meeting of Shareholders other than those referred to in the Notice of Meeting.   However, if any other matters which are not known to the Management shall properly come before the said Meeting, the form of proxy given pursuant to the solicitation by Management will be voted on such matters in accordance with the best judgment of the persons voting the proxy.

APPROVAL

The contents and sending of this Information Circular have been approved by our directors.

BY ORDER OF THE BOARD OF DIRECTORS

“Paul N. Wright”

Paul N. Wright
President & Chief Executive Officer

APPENDIX  I

AMENDED & RESTATED

INCENTIVE STOCK OPTION PLAN

AND

INCENTIVE STOCK OPTION PLAN

OF ELDORADO GOLD CORPORATION

OFFICERS & DIRECTORS

ELDORADO GOLD CORPORATION

AMENDED AND RESTATED INCENTIVE STOCK OPTION PLAN

EMPLOYEES, CONSULTANTS & ADVISORS

(April 28, 2005)

1.

Purpose of the Plan:  The purpose of this Stock Option Plan (the “Plan”) is to (a) assist Eldorado Gold Corporation (the “Company”) in attracting, retaining and motivating employees, consultants and advisors of the Company and of its affiliates (as defined under the Securities Act, (Ontario)) and directors and officers of the Company’s affiliates and (b) closely align the personal interests of such employees, consultants, advisors, directors and officers with those of the shareholders by providing them with the opportunity, through options, to acquire common shares (“Common Shares”) in the capital of the Company.

2.

Implementation:  The grant and exercise of any options under the Plan are subject to compliance with the applicable requirements of each stock exchange on which the shares of the Company are or become listed and of any governmental authority or regulatory body to which the Company is subject.

3.

Administration:  The Plan shall be administered by the Board of Directors of the Company (the “Board”) which shall, without limitation, have full and final authority in its discretion, but subject to the express provisions of the Plan, to interpret the Plan, to prescribe, amend and rescind rules and regulations relating to it and to make all other determinations and actions deemed necessary or advisable for the administration of the Plan, including without limitation, for the purpose of ensuring compliance with Section 10 hereof.  Any such interpretation, rule, determination or other act of the Board shall be conclusively binding upon all persons.  The Board may delegate any or all of its authority with respect to the administration of the Plan and any or all of the rights, powers and discretion with respect to the Plan granted to it under this Plan to the Compensation Committee or such other committee of directors of the Company as the board of directors may designate.  Upon any such delegation the Compensation Committee or other committee of directors, as the case may be, as well as the Board, shall be entitled to exercise any or all of such authority, rights, powers and discretion with respect to the Plan.  When used in the context of this Plan “Board” shall be deemed to include the Compensation Committee or other committee of directors acting on behalf of the board of directors.

4.

Number of Shares Under Plan:  Subject to reloading and to adjustments as permitted herein, 13,822,947 Common Shares (the “Optioned Shares”) shall be reserved, set aside and made available for issue under and in accordance with the Plan. In no event shall options be granted entitling any single individual to purchase in excess of one half of one percent (0.5%) of the then outstanding Common Shares.  The total number of Common Shares that may be reserved for issuance to all non-executive directors pursuant to options shall not exceed one half of one percent (0.5%) of the Common Shares outstanding on a non-diluted basis on the grant date of the options.  If option rights granted to an individual under the Plan are exercised, cancelled, expire or terminate for any reason in respect of certain Optioned Shares, such Optioned Shares may be made available for other options to be granted under the Plan.

[This section 4 amendment approved by: Shareholders resolutions as of June 5, 1995, to increase maximum number of shares from 1,180,000 to 2,000,000; June 27, 1996 to increase maximum number from 2,000,000 to 8,000,000; and May 31, 2000, to increase maximum number from 8,000,000 to 10,200,000; by Directors resolution as of January 30, 2004 to increase maximum number from 10,200,000 to 12,741,463; and by Shareholders resolutions as of April 28, 2005 to increase maximum number from 12,741,463 to 13,813,688.]

5.

Limits:

(a)

The maximum number of Common Shares issued and issuable pursuant to options granted under the Plan to Participants (as hereinafter defined), together with the number of Common Shares issued and issuable to any eligible participant under the Company’s Officers & Directors Incentive Stock Option Plan (as may be amended from time to time) and any other previously established or proposed share compensation arrangements, shall not exceed 9% of the Common Shares outstanding on a non-diluted basis at the date of grant of the options.

(b)

The maximum number of Common Shares issued and issuable pursuant to options granted under the Plan to Participants, together with the number of Common Shares issued and issuable to Participants under any other previously established or proposed share compensation arrangements shall not exceed 5% of the Common Shares outstanding on a non-diluted basis at the date of grant of the options.

6.

Eligibility:  Options may be granted under the Plan to any person who is a:

(a)

full-time or part-time employee of the Company or of its affiliates,

(b)

consultant or advisor of the Company or of its affiliates that in the reasonable opinion of the Board, spends or will spend a significant amount of time and attention on the affairs and business of the Company or an affiliate of the Company, or

(c)

director or officer of an affiliate of the Company,

as the Board may from time to time designate as a participant (a “Participant”) under the Plan.  A person who is an officer or director of the Company is not eligible for grants of options under this Plan.  Subject to the provisions of this Plan, the total number of Optioned Shares to be made available under the Plan and to each Participant, the time or times and price or prices at which options shall be granted, the time or times at which such options are exercisable, and any conditions or restrictions on the exercise of options, shall be determined by the Board in its sole discretion.

7.

Terms and Conditions:

(a)

Exercise Price:  The exercise price to each Participant for each Optioned Share shall be as determined by the Board, but shall in no event be less than the closing board lot price of the Common Shares on The Toronto Stock Exchange (“TSX”)

on the last business day before the date on which the option is granted.  If no Common Shares traded on such day, then the exercise price shall  be the last board lot sale prior thereto.

(b)

Option Agreement:  All options shall be granted under the Plan by means of an agreement (the “Option Agreement”) between the Company and each Participant in the form as may be approved by the Board.  The Board may authorize one or more officers of the Company to execute and deliver and to receive documents on behalf of the Company.

(c)

Length of Grant:  All options granted under the Plan shall expire not later than 4:30 p.m. (Vancouver time) on the tenth anniversary of the date such options were granted.

(d)

Non-Assignability of Options:  An option granted under the Plan shall not be transferable or assignable (whether absolutely or by way of mortgage, pledge or other charge) by a Participant other than by will or other testamentary instrument or the laws of succession and, subject to paragraph (k), may be exercisable during the lifetime of the Participant and, subject to paragraph (f), only by the Participant.

(e)

Vesting of Options:  Without restricting the authority of the Board in respect of the terms of options to be granted hereunder, the Board may at its discretion, in respect of any such option, provide that the right to exercise such option will vest in installments over the life of the option, with the option being fully-exercisable only when such required time period or periods have elapsed and in connection therewith determine the terms under which vesting of options may be accelerated.  Subject to the foregoing, each Participant, upon becoming entitled to exercise the option in respect of any Optioned Shares in accordance with the Option Agreement, shall be entitled to exercise the option to purchase such Optioned Shares at any time prior to the expiration or other termination of the Option Agreement.

(f)

Exercise and Payment:  Any option granted under the Plan may be exercised by a Participant, or in the case of death, disability or illness, the legal representative of a Participant giving notice to the Company specifying the number of shares in respect of which such option is being exercised, accompanied by payment, in a form acceptable by the Company of the entire exercise price (determined in accordance with the Option Agreement) for the number of shares specified in the notice.  Upon any such exercise of an option by a Participant the Company shall cause the transfer agent and registrar of the Common Shares to promptly deliver to such Participant or the legal representative of such Participant, as the case may be, a share certificate in the name of such Participant or the legal representative of such Participant, as the case may be, representing the number of shares specified in the notice.

(g)

Rights to Participants:  The Participants shall have no rights as shareholders in respect to any of the Optioned Shares (including, without limitation, any right to receive dividends or other distributions, voting rights, warrants or rights under any rights offering) other than Optioned Shares in respect to which Participants have exercised their option to purchase and which have been issued by the Company.

(h)

Third Party Offer:  If, at any time when an option granted under the Plan remains unexercised with respect to any Optioned Shares, an Offer to purchase all of the Common Shares of the Company is made by a third party, the Company shall use its best efforts to bring such offer to the attention of the Participants as soon as practicable and the Company may, at its option, require the acceleration of the time for the exercise of the option rights granted under the Plan and of the time for the fulfillment of any conditions or restrictions on such exercise (including without limitation vesting requirements).

(i)

Alterations in Shares:  In the event of a share dividend, share split, share consolidation, share reclassification, exchange of shares, recapitalization, amalgamation, merger, consolidation, corporate arrangement, reorganization, liquidation or the like of or by the Company, the Board may make such adjustment, if any, of the number of Optioned Shares, or of the exercise price, or both, as it shall deemed appropriate to give proper effect to such event, including to prevent, to the extent possible, substantial dilution or enlargement of rights granted to Participants under the Plan.  In any such event, the maximum number of shares available under the Plan may be appropriately adjusted by the Board.  If because of a proposed merger, amalgamation or other corporate arrangement or reorganization, the exchange or replacement of shares in the Company of those in another company is imminent, the Board may, in a fair and equitable manner, determine the manner in which all unexercised option rights granted under the Plan shall be treated including, for example, requiring the acceleration of the time for the exercise of such rights by the Participants and of the time for the fulfillment of any conditions or restrictions on such exercise(including without limitation vesting requirements).  All determinations of the Board under this paragraph (i) shall be conclusively binding upon all persons.

(j)

Termination, Retirement or Resignation:  Except as otherwise provided in this paragraph (j) or in paragraph (k), if a Participant’s employment, appointment as director or engagement as a consultant or advisor is terminated by the Participant or by the Company or by one of its affiliates all unexercised option rights of that Participant under the Plan shall immediately terminate, notwithstanding the original term of the option granted to such Participant under the Plan.  Upon termination, other than for cause, Retirement (as hereafter defined), death, disability and illness, the Board will have the discretion to extend the expiry date of such options, to the extent such options were exercisable and had vested, for a period of 30 days from the date of termination, provided however that such period does not extend beyond the original term of the option.  For the purposes of this paragraph, termination is determined to be the last day of active employment with the Company or its affiliate, as the case may be, regardless of any salary continuance or notice period provided from or to the Company or its affiliate.

Any Participant whose employment with the Company is terminated due to retirement on or after such Participant’s normal retirement date under the Company’s applicable retirement policy or due to early retirement with the consent of the Board (collectively, “Retirement”) shall have 365 days from the date of such termination to exercise any option granted hereunder to the extent such option was exercisable and had vested on such date of termination; provided, however, that no option shall be exercisable following the expiration of the original term of the option.

(k)

Deceased or Disabled Participant:  In the event of the death, disability or illness of any Participant, the legal representatives of such Participant shall have the right for a period of 365 days from the date of death, disability or illness of the Participant to exercise the Participant’s option with respect to all of the Optioned Shares of the Participant to the extent they were exercisable and had vested on the date of death, disability or illness, provided however that such period does not extend beyond the original term of the option.

8.

Amendment and Discontinuance of Plan: The Board may from time to time amend or revise the terms of the Plan or may discontinue the Plan at any time, provided that no such action may in any manner adversely affect the rights under any options earlier granted to a Participant under the Plan without the consent of that Participant.   Without limiting the foregoing, the Board is specifically authorized to amend or revise the terms of the Plan without obtaining shareholder approval in the following circumstances:

(a)

to change the vesting provisions;

(b)

to change the termination provision of the options or Plan which does not extend beyond the original expiry date;

(c)

to amend the eligibility requirements of Participants which would have the potential of broadening or increasing insider participation;

(d)

to add a cashless exercise feature, payable in cash or securities, whether or not the feature provides for a full deduction of the number of underlying securities from the reserved Common Shares;

(e)

to add a deferred or restricted share unit or any other provision which results in Participants receiving securities while no cash consideration is received by the Company; or

(f)

other amendments of a housekeeping nature.

Except as otherwise permitted by the TSX, amendments to the number of Common Shares issuable under the Plan, (including an increase to a fixed maximum number of Common Shares or fixed maximum percentage of Common Shares or a change from a fixed maximum  number to a fixed maximum percentage of Common Shares) may not be made without obtaining approval of the Shareholders in accordance with TSX requirements.  For greater certainty an increase does not include reloading after exercise under a fixed maximum number or percentage provided the fixed maximum is not increased and the Plan otherwise permits reloading.

The exercise price of any outstanding options may not be reduced unless Shareholder approval is obtained by way of a resolution passed by a majority of the votes cast by the Shareholders at a meeting of Shareholders.  The exercise price of any outstanding options may not be reduced and the original term of the option may not be extended to the benefit of Insiders, unless disinterested Shareholder approval is obtained in accordance with TSX requirements.

Any amendment to any provision of the Plan shall be subject to any necessary approvals of the TSX and any other stock exchange or regulatory body having jurisdiction over the securities of the Company.

Notwithstanding any provisions contained in the Plan or any option, if any amendment, modification or termination to the provisions hereof or any option made pursuant hereto are required by any securities regulators, a stock exchange or a market as a condition of approval to a distribution to the public of any shares or to obtain a listing or quotation of any shares, the Board is authorized to make such amendments and thereupon the terms of the Plan, any options, including any option agreement made pursuant hereto, shall be deemed to be amended accordingly without requiring the consent or agreement of any Participant or shareholder approval.

Notwithstanding any provision contained in the Plan, effective April 28, 2005, the Plan must be reconfirmed, every three years, by a resolution passed by a majority of the votes cast by Shareholders at a meeting of Shareholders and if the Plan is not reconfirmed by the Shareholders as required by this provision, no further grants of options may be made under the Plan.

9.

No Further Rights: Nothing contained in the Plan nor in any option granted under this Plan shall give any participant or any other person, any interest or title in or to any Common Shares or any rights as a shareholder of the Company or any other legal or equitable right against the Company other than as set out in the Plan and pursuant to the exercise of any option, nor shall it confer upon the Participants any right to continue as an employee, consultant or advisor of the Company or its affiliates or a director or officer of the Company’s affiliates.

10.

Compliance with Laws: The obligations of the Company to sell Common Shares and deliver share certificates under the Plan are subject to such compliance by the Company and the Participants as the Company deems necessary or advisable with all applicable corporate and securities laws, rules and regulations and rules of the TSX and any other stock exchange having jurisdiction on the securities of the Company.  For greater certainty, the Company shall in no event be obligated to take any action in order to cause the issuance and delivery of such certificates to comply with any laws, regulations, rules, orders or requirements.

11.

Interpretation:

(a)

The use of the masculine gender in this Plan shall be deemed to include or be replaced by the feminine gender where appropriate to the particular Participant.

(b)

Where used herein, “Insider” means an insider as defined in the Securities Act (Ontario) (“OSA”) and includes associates and affiliates as defined in the OSA but excludes a director or officer of a subsidiary or affiliate of the Company unless such director or officer:

(i)

in the ordinary course receives or has access to information as material facts or material changes concerning the listed issuer before the material facts or material changes are generally disclosed;

(ii)

is a director or senior officer of a major subsidiary (as defined in National Instrument 55-101) of the listed issuer; or

(iii)

is an insider of the listed issuer in a capacity other than as a director or senior director of the subsidiary or affiliate.

(c)

Where used herein, “Shareholder” means the holders of the Common Shares.

(Amendments made to Plan by Directors’ resolution dated December 1, 1994, March 22, 2000, April 30, 2003 and January 30, 2004 pursuant to the authority granted under section 8 hereof.  Amended and Restated Plan approved by Shareholder resolution as of April 28, 2005.)

INCENTIVE STOCK OPTION PLAN
OF ELDORADO GOLD CORPORATION

OFFICERS & DIRECTORS
Amended and Restated
as of April 28, 2005

1.

Purpose of the Plan

1.1

The purpose of the Plan is to attract and retain superior directors and officers engaged to provide ongoing services to the Company, to provide an incentive for such persons to put forth maximum effort for the continued success and growth of the Company, and in combination with these goals, to encourage their equity participation in the Company.

2.

Definitions

2.1

For the purposes of the Plan, the following terms have the respective meanings set forth below:

(a)

“Addendum” means the addendum attached to and forming a part of this Plan;

(b)

“Affiliate” has the same meaning ascribed to that term as set out in the OSA;

(c)

“Associate” has the same meaning ascribed to that term as set out in the OSA;

(d)

“Board” means the board of directors of the Company;

(e)

“Company” means Eldorado Gold Corporation;

(f)

“Compensation Committee” means the committee of the Board constituted as provided in Section 3 hereof and if none is so constituted, means the full Board;

(g)

“Disability” means a physical or mental incapacity of a nature which the Board determines prevents or would prevent the Optionee from satisfactorily performing the substantial and material duties of his or her position with the Company;

(h)

“Eligible Person” means, from time to time, any director or officer of the Company;

(i)

“Exchange” means any principal exchange upon which the Shares are listed;

(j)

“Grant Date” has the meaning ascribed to that term in Subsection 5.1 hereof;

(k)

“Insider” has the meaning ascribed to that term as set out in the OSA and includes Associates and Affiliates of an Insider, but excludes a director or officer of a subsidiary or Affiliate of the Company unless

(i)

such director or senior officer in the ordinary course receives or has access to information as material facts or material changes concerning the Company before the material facts or material changes are generally disclosed;

(ii)

is a director or senior officer of a major subsidiary (as defined in National Instrument 55-101); or

(iii)

is an Insider of the Company in a capacity other than as a director or senior officer of the subsidiary or Affiliate;

(l)

“Market Value” of a Share means, on any given day, the closing board lot sale price per share of Shares on the Exchange on the trading day immediately preceding the relevant date and if there was not a board lot sale on the Exchange on such date, then the last board lot sale prior thereto;

(m)

“Option” means an option, granted pursuant to Section 5 hereof, to purchase a Share;

(n)

“OSA” means the Securities Act (Ontario);

(o)

“Option Period” has the meaning ascribed to that term in Subsection 6.3 hereof;

(p)

“Option Price” means the price per Share at which Shares may be purchased under the Option, as determined pursuant to Paragraph 5.1(b) hereof and as may be adjusted in accordance with Section 10 hereof;

(q)

“Optionee” means an Eligible Person to whom an Option has been granted;

(r)

“Plan” means the Incentive Stock Option Plan of the Company as set forth herein as the same may be amended and/or restated from time to time;

(s)

“Retirement” has the meaning ascribed to that term in Subsection 8.1 hereof;

(t)

“Securities Regulators” has the meaning ascribed to that term in Section 11 hereof;

(u)

“Share” means, subject to Section 10 hereof, a Common share without nominal or par value in the capital of the Company; and

(v)

“Shareholder” means a holder of Common Shares of the Company.

2.2

Unless otherwise indicated, all dollar amounts referred to in this Option Plan are in Canadian funds.

2.3

As used in this Plan, words importing the masculine gender shall include the feminine and neuter genders and words importing the singular shall include the plural and vice versa, unless the context otherwise requires.

3.

Administration of the Plan

3.1

The Plan shall be administered by the Board with the assistance of the Compensation Committee and the chief executive officer as provided herein.

3.2

The members of the Compensation Committee shall be appointed from time to time by, and serve at the pleasure of, the Board.  A majority of the Compensation Committee shall constitute a quorum thereof.  Acts approved in writing by all members of the Compensation Committee shall constitute valid acts of the Compensation Committee as if taken at a meeting at which a quorum was present.

3.3

The chief executive officer of the Company shall periodically make recommendations to the Compensation Committee as to the grant of Options.

3.4

The Compensation Committee shall, on at least an annual basis, make recommendations to the Board as to the grant of Options.

3.5

The Board may wait until such time as the financial statements of the preceding fiscal year are approved by the Board before making any determination regarding the grant of Options.

3.6

In addition to the powers granted to the Board under the Plan and subject to the terms of the Plan, the Board shall have full and complete authority to interpret the Plan, to prescribe such rules and regulations as it deems necessary for the proper administration of the Plan and to make such determinations and to take such actions in connection therewith as it deems necessary or advisable.  Any such interpretation, rule, determination or other act of the Board shall be conclusively binding upon all persons.

3.7

The Board may authorize one or more officers of the Company to execute and deliver and to receive documents on behalf of the Company.

4.

Shares Subject to the Plan

4.1

The maximum aggregate number of Shares which may be issued under the Plan shall not exceed 11,058,350 Shares, subject to the reloading permitted under section 4.4 and to adjustments as provided in Section 10 hereof.

4.2

The total number of Shares that may be reserved for issuance to any one Optionee pursuant to Options shall not exceed 1% of the Shares of the Company outstanding on a non-diluted basis on the Grant Date of the Options. The total number of Shares that may be reserved for issuance to all non-executive directors pursuant to Options shall not exceed 0.5% of the Shares of the Company outstanding on a non-diluted basis on the Grant Date of the Options.

4.3

Anything in this Plan to the contrary notwithstanding,

(a)

the maximum number of Shares issued and issuable pursuant to Options granted under the Plan to Eligible Persons, together with the number of Shares issued and issuable to any eligible participants under the Company’s Employees, Consultants & Advisors Amended and Restated Incentive Stock Option Plan and any other previously established or proposed share compensation arrangements shall not exceed 9% of the Shares outstanding on a non-diluted basis at the Grant Date of the Options; and

(b)

the maximum number of Shares issued and issuable pursuant to Options granted under the Plan to Eligible Persons together with the number of Shares issued and issuable to any Eligible Persons under any other previously established or proposed share compensation arrangements, shall not exceed 4% of the Shares outstanding on a non-diluted basis at the Grant Date of the Options.

Any entitlement to acquire Shares granted pursuant to the Plan or any other options prior to the grantee becoming an Eligible Person shall be excluded for the purpose of the limits set out in paragraph (b) above.

4.4

Options may be granted in respect of authorized and unissued Shares. Shares in respect of which Options have expired, were exercised, cancelled or otherwise terminated for any reason shall be available for subsequent Options under the Plan.  No fractional Shares may be purchased or issued under the Plan.

5.

Grants of Options

5.1

Subject to the provisions of the Plan, the Board shall, in its sole discretion and from time to time, determine those Eligible Persons to whom Options shall be granted and the date on which such Options are to be granted (the “Grant Date”).  The Board shall also determine, in its sole discretion, in connection with each grant of Options:

(a)

the number of Options to be granted;

(b)

the Option Price applicable to each Option, provided that the Option Price shall not be less than the Market Value per Share on the Grant Date except as otherwise provided under the Addendum; and

(c)

the other terms and conditions (which need not be identical and which, without limitation, may include non-competition provisions) of all Options covered by any grant.

6.

Eligibility, Vesting and Terms of Options

6.1

Options may be granted to Eligible Persons only.

6.2

Subject to the adjustments provided for in Section 10 hereof, each Option shall entitle the Optionee to purchase one Share.

6.3

Subject to the provisions of the Addendum, the option period (the “Option Period”) of each Option commences on the Grant Date and expires no later than at 4:30 p.m. Vancouver time on the tenth anniversary of the Grant Date.

6.4

Without restricting the authority of the Board in respect of the terms of Options to be granted hereunder, the Board may at its discretion, in respect of any such Option, provide that the right to exercise such Option will vest in installments over the life of the Option, with the Option being fully-exercisable only when such required time period or periods have elapsed, and in connection therewith determine the terms under which vesting of the Options may be accelerated.  Pursuant to the Company’s Compensation Policy for non-executive directors, at the discretion of the Board non-executive directors may be granted 100,000  fully vested Options upon initial election to the Board.  All subsequent Options granted to non-executive Directors of the Company are subject to vesting requirements as determined by the Board.

6.5

Subject to Section 8, an Option which is not subject to vesting, may be exercised (in each case to the nearest full Share) at any time during the Option Period.  Subject to Section 8, an Option which is subject to vesting, may once vested, be exercised (in each case to the nearest full Share) at any time during the Option Period.

6.6

An Option is personal to the Optionee and is non-assignable and non-transferrable otherwise than by will or by the laws governing the devolution of property in the event of death of the Optionee.

7.

Option Agreement

7.1

Upon the grant of an Option, the Company and the Optionee shall enter into an option agreement, in a form set out in Appendix A or in such form as approved by the Board, subject to the terms and conditions of the Plan, which agreement shall set out the Optionee’s agreement that the Options are subject to the terms and conditions set forth in the Plan as it may be amended or replaced from time to time, the Grant Date, the name of the Optionee, the Optionee’s position with the Company, the number of Options, the Option Price, the expiry date of the Option Period and such other terms and conditions as the Board may deem appropriate.

8.

Termination of Employment, Engagement or Directorship

8.1

Any Optionee whose employment or directorship with the Company is terminated due to retirement on or after such Optionee’s normal retirement date under the Company’s applicable retirement policy or due to early retirement with the consent of the Board (collectively, “Retirement”) shall have 365 days from the date of such termination to exercise any Option granted hereunder to the extent such Option was exercisable and had vested on such date of termination; provided, however, that no Option shall be exercisable following the expiration of the Option Period applicable thereto.

8.2

Any Optionee whose employment or directorship with the Company is terminated due to Disability shall have 365 days from the date of such termination to exercise any Option granted hereunder to the extent such Option was exercisable and had vested on the date of such termination; provided, however, that no Option shall be exercisable following the expiration of the Option Period applicable thereto.

8.3

Any Optionee whose employment or directorship with the Company is terminated at any time in the six months following a change of control of the Company (as hereinafter defined) shall have 180 days from the date of such termination to exercise any Option granted hereunder to the extent such Option was exercisable and had vested on the date of such termination; provided, however, that no Option shall be exercisable following the expiration of the Option Period applicable thereto.  For the purposes of this Subsection 8.3, “change of control” shall mean the acquisition by a person, or combination of persons acting in concert, of a sufficient number of the voting rights attached to the outstanding voting securities of the Company at the time of such acquisition, to affect materially the control of the Company.

8.4

In the event of the death of an Optionee, either while in the employment or while a director of the Company, the Optionee’s estate may, within 365 days from the date of the Optionee’s death, exercise any Option granted hereunder to the extent such Option was exercisable and had vested on the date of the Optionee’s death; provided, however, that no Option shall be exercisable following the expiration of the Option Period applicable thereto.  The Optionee’s estate shall include only the executors or administrators of such estate and persons who have acquired the right to exercise such Option directly from the Optionee by bequest or inheritance.

8.5

In the event an Optionee’s employment or directorship terminates for any reason other than death, Disability, Retirement, cause or in the circumstances described in Subsection 8.3 hereof, the Optionee may exercise any Option granted hereunder to the extent such Option was exercisable and had vested on the date of termination no later than thirty (30) days after such termination or such later date within the Option Period first established by the Board for such Option as the Board may fix.  In the event an Optionee’s employment or directorship is terminated for cause, each Option held by the Optionee that has not been effectively exercised prior to such termination shall lapse and become null and void immediately upon such termination.

8.6

The Board may also in its sole discretion increase the periods permitted to exercise all or any of the Options covered by any Grant following a termination of employment or directorship as provided in Subsections 8.1, 8.2, 8.3, 8.4 or 8.5 above, if allowable under applicable law; provided, however, that in no event shall any Option be exercisable following the expiration of the Option Period applicable thereto.

8.7

The Plan shall not confer upon any Optionee any right with respect to a continuation of employment or directorship of, the Company nor shall it interfere in any way with the right of the Company to terminate any Optionee’s employment at any time.

8.8

For the purposes of Section 8, termination in the case of officers is determined to be the last day of active employment with the Company or its Affiliate, as the case may be, regardless of any salary continuance or notice period to the Company.

9.

Exercise of Options

9.1

Subject to the provisions of the Plan, an Option may be exercised from time to time by delivery to the Company at its head office of a written notice of exercise addressed to the Secretary of the Company specifying the number of Shares with respect to which the Option is being exercised, together with the appropriate form of payment (to be determined by the Company) for the aggregate of the Option Prices to be paid for the Shares to be purchased.

Certificates for such Shares shall be issued and delivered to the Optionee within a reasonable time following the receipt of such notice and payment.

10.

Adjustment on Alteration of Share Capital

10.1

In the event of a subdivision, consolidation or reclassification of outstanding Shares or other capital adjustment, or the payment of a stock dividend thereon, the number of Shares reserved or authorized to be reserved under the Plan, the number of Shares receivable on the exercise of an Option and the Option Price therefor shall be increased or reduced proportionately and such other adjustments shall be made as may be deemed necessary or equitable by the Board.

10.2

If the Company amalgamates, consolidates with or merges with or into another body corporate, whether by way of amalgamation, statutory arrangement or otherwise (the right to do so being hereby expressly reserved), any Share receivable on the exercise of an Option shall be converted into the securities, property or cash which the Optionee would have received upon such amalgamation, consolidation or merger if the Optionee had exercised his or her Option immediately prior to the effective date of such amalgamation, consolidation or merger and the Option Price shall be adjusted appropriately by the Board and such adjustment shall be binding for all purposes of the Plan.

10.3

In the event of a change in the Company’s currently authorized Shares which is limited to a change in the designation thereof, the shares resulting from any such change shall be deemed to be Shares within the meaning of the Plan.

10.4

In the event of any other change affecting the Shares, such adjustment, if any, shall be made as may be deemed equitable by the Board to properly reflect such event.

10.5

No adjustment provided in this Section 10 shall require the Company to issue a fractional Share and the total adjustment with respect to each Option shall be limited accordingly.

10.6

If, at any time when an Option granted under the Plan remains unexercised, an offer to purchase all of the Shares of the Company is made by a third party, the Company shall use its best efforts to bring such offer to the attention of the Optionee as soon as practicable and the Company may, at its option, require the acceleration of the time for the exercise of the Options granted under the Plan and of the time for the fulfillment of any conditions or restrictions on such exercise (including without limitation, vesting requirements).

10.7

Notwithstanding any other provision herein, if because of a proposed merger, amalgamation or other corporate arrangement or reorganization, the exchange or replacement of shares in the Company of those in another company is imminent, the Board may, in a fair and equitable manner, determine the manner in which all unexercised option rights granted under the Plan shall be treated including, for example, requiring the acceleration of the time for the exercise of such rights by the Optionees and of the time for the fulfillment of any conditions or restrictions on such exercise (including without limitation, vesting requirements). All determinations of the Board under this paragraph 10.7 shall be binding for all purposes of the Plan.

11.

Regulatory Approval

11.1

Notwithstanding any of the provisions contained in the Plan or any Option, the Company’s obligation to grant Options and issue Shares and to issue and deliver certificates for such securities to an Optionee pursuant to the exercise of an Option shall be subject to:

(a)

compliance with all applicable laws, regulations, rules, orders of governmental or regulatory authorities in Canada and the United States (“Securities Regulators”);

(b)

compliance with the requirements of the Exchange; and

(c)

receipt from the Optionee of such covenants, agreements, representations and undertakings, including as to future dealings in such Shares, as the Company determines to be necessary or advisable in order to safeguard against the violation of the securities laws of any jurisdiction.

11.2

The Company shall in no event be obligated to take any action in order to cause the issuance and delivery of such certificates to comply with any laws, regulations, rules, orders or requirements.

11.3

Notwithstanding any provisions contained in the Plan or any Option, if any amendment, modification or termination to the provisions hereof or any Option made pursuant hereto are required by any Securities Regulators, a stock exchange or a market as a condition of approval to a distribution to the public of any Shares or to obtain a listing or quotation of any Shares, the Board is authorized to make such amendments and thereupon the terms of the Plan, any Options, including any option agreement made pursuant hereto, shall be deemed to be amended accordingly without requiring the consent or agreement of any Optionee or shareholder approval.

12.

Miscellaneous

12.1

An Optionee entitled to Shares as a result of the exercise of an Option shall not be deemed for any purpose to be, or to have rights as, a shareholder of the Company by such exercise, except to the extent Shares are issued therefor and then only from the date such Shares are issued.  No adjustment shall be made for dividends or distributions or other rights which the record date is prior to the date such Shares are issued pursuant to the exercise of Options.

12.2

The Company may require an Optionee, as a condition of exercise of an Option, to pay or reimburse any taxes which are required to be withheld in connection with the exercise of such Option.

13.

Effective Date, Amendment and Termination

13.1

The Plan is effective as of April 30, 2003. The Plan has been amended and restated as of April 28, 2005 and such amendments are effective as of April 28, 2005.

13.2

The Board may, subject where required to Securities Regulators and/or Exchange approval, from time to time amend, suspend or terminate the Plan in whole or in part.

Without limiting the foregoing, the Board is specifically authorized to amend or revise the terms of the Plan without obtaining shareholder approval in the following circumstances:

(a)

to change the vesting provisions;

(b)

to change the termination provisions of the Options or Plan which does not extend beyond the original expiry date;

(c)

to amend the eligibility requirements of Eligible Persons which would have the potential of broadening or increasing insider participation;

(d)

to add cashless exercise feature, payable in cash or securities, whether or not the feature provides for a full deduction of the number of underlying Shares from the reserved Shares;

(e)

to add a deferred or restricted share unit or any other provision which results in Eligible Persons receiving securities while no cash consideration is received by the Company; and

(f)

other amendments of a housekeeping nature.

Except as otherwise permitted by the TSX, amendments to the number of Shares issuable under the Plan (including an increase to a fixed maximum number of Shares or a fixed maximum percentage of Shares, as the case may be, or a change from a fixed maximum number to a fixed maximum percentage) may not be made without obtaining approval of the Shareholders in accordance with TSX requirements.  For greater certainty, an increase does not include reloading after exercise under a fixed maximum number or percentage provided the fixed maximum is not increased and the Plan permits reloading.

13.3

No action by the Board to terminate the Plan pursuant to this Section 13 shall affect any Options granted hereunder which became effective pursuant to the Plan prior to such action.

Except as set out below, the Board may amend, modify or terminate any outstanding Option, including, but not limited to, substituting another award of the same or of a different type or changing the date of exercise; provided, however that, the Optionee’s consent to such action shall be required unless the Board determines that the action, when taken with any related action, would not materially and adversely affect the Optionee or is made pursuant to Section 11 hereof.

The exercise price of any outstanding Option may not be reduced unless Shareholder approval is obtained by way of a resolution passed by a majority of the votes cast by the Shareholders at a meeting of Shareholders.  The Option Price of any outstanding Option granted may not be reduced and the original Option Period may not be extended to the benefit of Insiders unless disinterested Shareholder approval is obtained in accordance with TSX requirements.

13.4

Notwithstanding any provision contained in the Plan, effective April 28, 2005, the Plan must be reconfirmed, every three years, by a resolution passed by a majority of the votes cast by Shareholders at a meeting of Shareholders and if the Plan is not reconfirmed by the Shareholders as required by this provision, no further grants of options may be made under the Plan.

ADDENDUM

TO INCENTIVE STOCK OPTION PLAN

OF ELDORADO GOLD CORPORATION

OFFICERS & DIRECTORS

1.

Application of Plan and Addendum

As determined from time to time by the Board, this Addendum shall apply to any grant of Options made on or before April 30, 2003 to any of the following persons:

Joseph Conway
Paul Curtis
Wayne Lenton
Hugh Morris
Dawn Moss
Earl Price
Paul N. Wright

The Plan shall apply to a grant of Options to which this Addendum applies except insofar as the Plan is inconsistent with this Addendum.  The Plan and this Addendum shall be read and construed as one document for the purposes of a grant of Options to which this Addendum applies.

2.

Option Price and Option Period

Notwithstanding paragraph 5.1(b) and Subsection 6.3 of the Plan, the Option Price, Option Period and other terms applicable to Options granted to each person identified in Subsection 1.1 above shall be as set out below:

Name	Number of Options	Expiry Date(1)	Option Price	Vesting

Wayne Lenton	20,000	29-May-06	$0.51	fully vested
	20,000	06-Dec-06	$0.26	fully vested

Hugh Morris	30,000	29-May-06	$0.51	fully vested
	100,000	25-Feb-07	$0.70	fully vested

	170,000

(1)

Options shall expire at 4:30 p.m., Vancouver time, on the Expiry Date of the Options.

3.

Interpretation

Unless otherwise indicated, all defined terms shall have the respective meanings attributed thereto in the Plan of the Company as amended and/or restated from time to time.

APPENDIX A

OFFICERS & DIRECTORS INCENTIVE STOCK OPTION PLAN

OF ELDORADO GOLD COMPANY

(“the Company”)

OPTION AGREEMENT

This Option Agreement is entered into between the Company and the Optionee named below pursuant to the Company’s Incentive Stock Option Plan (the “Plan”) a copy of which is attached hereto, and confirms the following:

Grant Date:
Optionee:
Optionee’s Position with the Company:
Number of Options:
Option Price ($ per Share):	$
Expiry Date of Option Period:

Each Option that has vested entitles the Optionee to purchase one Share at any time up to 4:30 p.m. Vancouver time on the expiry date of the Option Period.

This Option Agreement is subject to the terms and conditions set out in the Plan, as amended or replaced from time to time.  In the case of any inconsistency between this Option Agreement and the Plan, the Plan shall govern.

Unless otherwise indicated, all defined terms shall have the respective meanings attributed thereto in the Plan.

By signing this agreement, the Optionee acknowledges that he, she, or his or her authorized representative has read and understands the Plan.

IN WITNESS WHEREOF the parties hereto have executed this Option Agreement as of the           day of                       ,            .

ELDORADO GOLD CORPORATION
Per:
Signature of Optionee		Authorized Signatory
Per:
Authorized Signatory

APPENDIX  II

BLACKLINE

OF

AMENDED & RESTATED

INCENTIVE STOCK OPTION PLAN

AND

INCENTIVE STOCK OPTION PLAN

OF ELDORADO GOLD CORPORATION

OFFICERS & DIRECTORS

ELDORADO GOLD CORPORATION

AMENDED AND RESTATED INCENTIVE STOCK OPTION PLAN

EMPLOYEES, CONSULTANTS & ADVISORS

~~(May 13, 2004)~~

(April 28, 2005)

1.

Purpose of the Plan:  The purpose of this Stock Option Plan (the “Plan”) is to (a) assist Eldorado Gold Corporation (the “Company”) in attracting, retaining and motivating employees, consultants and advisors of the Company and of its affiliates (as defined under the Securities Act, (Ontario)) and directors and officers of the Company’s affiliates and (b) closely align the personal interests of such employees, consultants, advisors, directors and officers with those of the shareholders by providing them with the opportunity, through options, to acquire common shares (“Common Shares”) in the capital of the Company.

2.

Implementation:  The grant and exercise of any options under the Plan are subject to compliance with the applicable requirements of each stock exchange on which the shares of the Company are or become listed and of any governmental authority or regulatory body to which the Company is subject.

3.

Administration:  The Plan shall be administered by the Board of Directors of the Company (the “Board”) which shall, without limitation, have full and final authority in its discretion, but subject to the express provisions of the Plan, to interpret the Plan, to prescribe, amend and rescind rules and regulations relating to it and to make all other determinations and actions deemed necessary or advisable for the administration of the Plan, including without limitation, for the purpose of ensuring compliance with Section 10 hereof.  Any such interpretation, rule, determination or other act of the Board shall be conclusively binding upon all persons.  The Board may delegate any or all of its authority with respect to the administration of the Plan and any or all of the rights, powers and discretion with respect to the Plan granted to it under this Plan to the Compensation Committee or such other committee of directors of the Company as the board of directors may designate.  Upon any such delegation the Compensation Committee or other committee of directors, as the case may be, as well as the Board, shall be entitled to exercise any or all of such authority, rights, powers and discretion with respect to the Plan.  When used in the context of this Plan “Board” shall be deemed to include the Compensation Committee or other committee of directors acting on behalf of the board of directors.

4.

Number of Shares Under Plan:  ~~12,541,463~~Subject to reloading and to adjustments as permitted herein, 13,822,947 Common Shares (the “Optioned Shares”) shall be reserved, set aside and made available for issue under and in accordance with the

Plan ~~provided that~~.  In no event shall options be granted entitling any single individual to purchase in excess of one half of one percent (0.5%) of the then outstanding Common Shares.  The total number of Common Shares that may be reserved for issuance to all non-executive directors pursuant to options shall not exceed one half of one percent (0.5%) of the Common Shares outstanding on a non-diluted basis on the grant date of the options.  If option rights granted to an individual under the Plan are exercised, cancelled, expire or terminate for any reason ~~without having been exercised~~ in respect of certain Optioned Shares, such Optioned Shares may be made available for other options to be granted under the Plan.

[This section 4 amendment approved by ~~members~~: Shareholders resolutions as of June 5, 1995, to increase maximum number of shares from 1,180,000 to 2,000,000; June 27, 1996 to increase maximum number from 2,000,000 to 8,000,000; and May 31, 2000, to increase maximum number from 8,000,000 to 10,200,000 ~~and~~ ; by Directors resolution as of January 30, 2004 to increase maximum number from 10,200,000 to ~~12,741,463~~ 12,741,463; and by Shareholders resolutions as of April 28, 2005 to increase maximum number from 12,741,463 to 13,813,688.]

5.

Limits ~~with respect to Insiders~~:

(a)

The maximum number of Common Shares ~~that may be reserved for issuance~~ issued and issuable pursuant to options granted under the Plan  ~~to insiders of the Company and their associates~~Participants (as hereinafter defined), together with the number of Common Shares ~~reserved for issuance to such insiders and their associates~~issued and issuable to any eligible participant under the Company’s Officers & Directors Incentive Stock Option Plan (as may be amended from time to time) and any other previously established or proposed share compensation arrangements, shall not exceed ~~10~~9% of the Common Shares outstanding on a non-diluted basis at the date of grant of the options.

(b)

The maximum number of Common Shares ~~which may be~~ issued ~~to insiders of the Company and their associates~~ and issuable pursuant to options granted under the Plan ~~within any one year period, when taken~~ to Participants, together with the number of Common Shares issued  ~~to such insiders and their associates~~ and issuable to Participants under ~~the Company's~~ any other previously established or proposed share compensation arrangements shall not exceed ~~10% of the~~ 5% of the Common Shares outstanding on a non~~-diluted basis at the end of such period and, in the case of any one insider and his associates, shall not exceed 5% of such outstanding Common Shares.~~

~~Any entitlement to acquire Common Shares granted pursuant to the Plan or any other options prior to the grantee becoming an insider shall be excluded for the purpose of the limits set out in paragraphs (a) and (b) above.  For the purpose of paragraphs (a) and (b) above, "insider" means an insider as defined in the Sccurities Act (Ontario) but excluding any person within that definition solely by virtue of being a director or officer of a subsidiary~~ diluted basis at the date of grant of the options.

6.

Eligibility:  Options may be granted under the Plan to any person who is a:

(a)

full-time or part-time employee of the Company or of its affiliates,

(b)

consultant or advisor of the Company or of its affiliates that in the reasonable opinion of the Board, spends or will spend a significant amount of time and attention on the affairs and business of the Company or an affiliate of the Company, or

(c)

director or officer of an affiliate of the Company,

as the Board may from time to time designate as a participant (a “Participant”) under the Plan.  A person who is an officer or director of the Company is not eligible for grants of options under this Plan.  Subject to the provisions of this Plan, the total number of Optioned Shares to be made available under the Plan and to each Participant, the time or times and price or prices at which options shall be granted, the time or times at which such options are exercisable, and any conditions or restrictions on the exercise of options, shall be ~~the full and final decision of~~ determined by the Board in its sole discretion.

7.

Terms and Conditions:

(a)

Exercise Price:  The exercise price to each Participant for each Optioned Share shall be as determined by the Board, but shall in no event be less than the closing board lot price of the Common Shares on The Toronto Stock Exchange (“TSX”) on the last business day before the date on which the option is granted.  If no Common Shares traded on such day, then the exercise price shall  be the last board lot sale prior thereto.

(b)

Option Agreement:  All options shall be granted under the Plan by means of an agreement (the “Option Agreement”) between the Company and each Participant in the form as may be approved by the Board.  The Board may authorize one or more officers of the Company to execute and deliver and to receive documents on behalf of the Company.

(c)

Length of Grant:  All options granted under the Plan shall expire not later than 4:30 p.m. (Vancouver time) on the tenth anniversary of the date such options were granted.

(d)

Non-Assignability of Options:  An option granted under the Plan shall not be transferable or assignable (whether absolutely or by way of mortgage, pledge or other charge) by a Participant other than by will or other testamentary instrument or the laws of succession and, subject to paragraph (k), may be exercisable during the lifetime of the Participant and, subject to paragraph (f), only by the Participant.

(e)

Vesting of Options:  Without restricting the authority of the Board in respect of the terms of options to be granted hereunder, the Board may at ~~is~~its discretion, in respect of any such option, provide that the right to exercise such option will vest in installments over the life of the option, with the option being fully-exercisable only when such required time period or periods have elapsed and in connection therewith determine the terms under which vesting of options may be accelerated.  Subject to the foregoing, each Participant, upon becoming entitled to exercise the option in respect of any Optioned Shares in accordance with the Option

Agreement, shall be entitled to exercise the option to purchase such Optioned Shares at any time prior to the expiration or other termination of the Option Agreement.

(f)

Exercise and Payment:  Any option granted under the Plan may be exercised by a Participant, or in the case of death, disability or illness, the legal representative of a Participant giving notice to the Company specifying the number of shares in respect of which such option is being exercised, accompanied by payment, in a form acceptable by the Company of the entire exercise price (determined in accordance with the Option Agreement) for the number of shares specified in the notice.  Upon any such exercise of an option by a Participant the Company shall cause the transfer agent and registrar of the Common Shares to promptly deliver to such Participant or the legal representative of such Participant, as the case may be, a share certificate in the name of such Participant or the legal representative of such Participant, as the case may be, representing the number of shares specified in the notice.

(g)

Rights to Participants:  The Participants shall have no rights as shareholders in respect to any of the Optioned Shares (including, without limitation, any right to receive dividends or other distributions, voting rights, warrants or rights under any rights offering) other than Optioned Shares in respect to which Participants have exercised their option to purchase and which have been issued by the Company.

(h)

Third Party Offer:  If, at any time when an option granted under the Plan remains unexercised with respect to any Optioned Shares, an Offer to purchase all of the Common Shares of the Company is made by a third party, the Company shall use its best efforts to bring such offer to the attention of the Participants as soon as practicable and the Company may, at its option, require the acceleration of the time for the exercise of the option rights granted under the Plan and of the time for the fulfillment of any conditions or restrictions on such exercise (including without limitation vesting requirements).

(i)

Alterations in Shares:  In the event of a share dividend, share split, share consolidation, share reclassification, exchange of shares, recapitalization, amalgamation, merger, consolidation, corporate arrangement, reorganization, liquidation or the like of or by the Company, the Board may make such adjustment, if any, of the number of Optioned Shares, or of the exercise price, or both, as it shall deemed appropriate to give proper effect to such event, including to prevent, to the extent possible, substantial dilution or enlargement of rights granted to Participants under the Plan.  In any such event, the maximum number of shares available under the Plan may be appropriately adjusted by the Board.  If because of a proposed merger, amalgamation or other corporate arrangement or reorganization, the exchange or replacement of shares in the Company of those in another company is imminent, the Board may, in a fair and equitable manner, determine the manner in which all unexercised option rights granted under the Plan shall be treated including, for example, requiring the acceleration of the time for the exercise of such rights by the Participants and of the time for the fulfillment of any conditions or restrictions on such exercise(including without limitation vesting requirements).  All determinations of the Board under this paragraph (i) shall be ~~full and final~~ conclusively binding upon all persons.

(j)

Termination, Retirement or Resignation:  Except as otherwise provided in this paragraph (j) or in paragraph (k), if a Participant’s employment, appointment as director or engagement as a consultant or advisor is terminated by the Participant or by the Company or by one of its affiliates all unexercised option rights of that Participant under the Plan shall immediately terminate, notwithstanding the original term of the option granted to such Participant under the Plan.  Upon termination, other than for cause, Retirement (as hereafter defined), death, disability and illness, the Board will have the discretion to extend the expiry date of such options, to the extent such options were exercisable and had vested, for a period of 30 days from the date of termination, provided however that such period does not extend beyond the original term of the option.  For the purposes of this paragraph, termination is determined to be the last day of active employment with the Company or its affiliate, as the case may be, regardless of any salary continuance or notice period provided from or to the Company or its affiliate.

Any Participant whose employment  with the Company is terminated due to retirement on or after such Participant’s normal retirement date under the Company’s applicable retirement policy or due to early retirement with the consent of the Board (collectively, “Retirement”) shall have 365 days from the date of such termination to exercise any option granted hereunder to the extent such option was exercisable and had vested on such date of termination; provided, however, that no option shall be exercisable following the expiration of the original term of the option.

(k)

Deceased or Disabled Participant:      In the event of the death, disability or illness of any Participant, the legal representatives of such Participant shall have the right for a period of 365 days from the date of death, disability or illness of the Participant to exercise the Participant’s option with respect to all of the Optioned Shares of the Participant to the extent they were exercisable and had vested on the date of death, disability or illness, provided however that such period does not extend beyond the original term of the option.

8.

Amendment and Discontinuance of Plan:   The Board may from time to time amend or revise the terms of the Plan or may discontinue the Plan at any time, provided that no such action may in any manner adversely affect the rights under any options earlier granted to a Participant under the Plan without the consent of that Participant.  Any amendment or revision to the terms of the Plan which would materially increase the benefits under the Plan shall be effective only upon the approval of the shareholders of the Company.  ~~Any amendment to any provision of the Plan shall be subject to any necessary approvals of the Toronto Stock Exchange and any other stock exchanges or regulatory body having jurisdiction over the securities of the Company.~~   Without limiting the foregoing,

the Board is specifically authorized to amend or revise the terms of the Plan without obtaining shareholder approval in the following circumstances:

(a)

to change the vesting provisions;

(b)

to change the termination provision of the options or Plan which does not extend beyond the original expiry date;

(c)

to amend the eligibility requirements of Participants which would have the potential of broadening or increasing insider participation;

(d)

to add a cashless exercise feature, payable in cash or securities, whether or not the feature provides for a full deduction of the number of underlying securities from the reserved Common Shares;

(e)

to add a deferred or restricted share unit or any other provision which results in Participants receiving securities while no cash consideration is received by the Company; or

(f)

other amendments of a housekeeping nature.

Except as otherwise permitted by the TSX, amendments to the number of Common Shares issuable under the Plan, (including an increase to a fixed maximum number of Common Shares or fixed maximum percentage of Common Shares or a change from a fixed maximum  number to a fixed maximum percentage of Common Shares) may not be made without obtaining approval of the Shareholders in accordance with TSX requirements.  For greater certainty an increase does not include reloading after exercise under a fixed maximum number or percentage provided the fixed maximum is not increased and the Plan otherwise permits reloading.

The exercise price of any outstanding options may not be reduced unless Shareholder approval is obtained by way of a resolution passed by a majority of the votes cast by the Shareholders at a meeting of Shareholders.  The exercise price of any outstanding options may not be reduced and the original term of the option may not be extended to the benefit of Insiders, unless disinterested Shareholder approval is obtained in accordance with TSX requirements.

Any amendment to any provision of the Plan shall be subject to any necessary approvals of the TSX and any other stock exchange or regulatory body having jurisdiction over the securities of the Company.

Notwithstanding any provisions contained in the Plan or any option, if any amendment, modification or termination to the provisions hereof or any option made pursuant hereto are required by any securities regulators, a stock exchange or a market as a condition of approval to a distribution to the public of any shares or to obtain a listing or quotation of any shares, the Board is authorized to make such amendments and thereupon the terms of the Plan, any options, including any option agreement made pursuant hereto, shall be deemed to be amended accordingly without requiring the consent or agreement of any Participant or shareholder approval.

Notwithstanding any provision contained in the Plan, effective April 28, 2005, the Plan must be reconfirmed, every three years, by a resolution passed by a majority of the votes cast by Shareholders at a meeting of Shareholders and if the Plan is not reconfirmed by the Shareholders as required by this provision, no further grants of options may be made under the Plan.

9.

No Further Rights:   Nothing contained in the Plan nor in any option granted under this Plan shall give any participant or any other person, any interest or title in or to any Common Shares or any rights as a shareholder of the Company or any other legal or equitable right against the Company other than as set out in the Plan and pursuant to the exercise of any option, nor shall it confer upon the Participants any right to continue as an employee, consultant or advisor of the Company or its affiliates or a director or officer of the Company’s affiliates.

10.

Compliance with Laws:   The obligations of the Company to sell Common Shares and deliver share certificates under the Plan are subject to such compliance by the Company and the Participants as the Company deems necessary or advisable with all applicable corporate and securities laws, rules and regulations and rules of the TSX and any other stock exchange having jurisdiction on the securities of the Company.  For greater certainty, the Company shall in no event be obligated to take any action in order to cause the issuance and delivery of such certificates to comply with any laws, regulations, rules, orders or requirements.

11.

Interpretation:

(a)

~~11. Gender:~~  The use of the masculine gender in this Plan shall be deemed to include or be replaced by the feminine gender where appropriate to the particular Participant.

(b)

Where used herein, “Insider” means an insider as defined in the Securities Act (Ontario) (“OSA”) and includes associates and affiliates as defined in the OSA but excludes a director or officer of a subsidiary or affiliate of the Company unless such director or officer:

(i)

in the ordinary course receives or has access to information as material facts or material changes concerning the listed issuer before the material facts or material changes are generally disclosed;

(ii)

is a director or senior officer of a major subsidiary (as defined in National Instrument 55-101) of the listed issuer; or

(iii)

is an insider of the listed issuer in a capacity other than as a director or senior director of the subsidiary or affiliate.

(c)

Where used herein, “Shareholder” means the holders of the Common Shares.

(Amendments made to Plan by Directors’ resolution dated December 1, 1994, March 22, 2000, April 30, 2003 and January 30, 2004 pursuant to the authority granted under section 8 hereof.  Amended and Restated Plan approved by Shareholder resolution as of April 28, 2005.)

INCENTIVE STOCK OPTION PLAN
OF ELDORADO GOLD ~~CORPORATON~~CORPORATION

OFFICERS & DIRECTORS
Amended and Restated
as of April 28, 2005

1.

Purpose of the Plan

The purpose of the Plan is to attract and retain superior directors and officers engaged to provide ongoing services to the Company, to provide an incentive for such persons to put forth maximum effort for the continued success and growth of the Company, and in combination with these goals, to encourage their equity participation in the Company.

2.

Definitions

(a)

For the purposes of the Plan, the following terms have the respective meanings set forth below:

(i)

“Addendum” means the addendum attached to and forming a part of this Plan;

(ii)

“Affiliate” has the same meaning ascribed to that term as set out in the ~~Securities Act (Ontario)~~ OSA;

(a)

“Associate” has the same meaning ascribed to that term as set out in the OSA;

(b)

~~(c)~~ “Board” means the board of directors of the Company;

(c)

~~(d)~~ “Company” means Eldorado Gold Corporation;

(d)

~~(e)~~ “Compensation Committee” means the committee of the Board constituted as provided in Section 3 hereof and if none is so constituted, means the full Board;

(e)

~~(f)~~ “Disability” means a physical or mental incapacity of a nature which the Board determines prevents or would prevent the Optionee from satisfactorily performing the substantial and material duties of his or her position with the Company;

(f)

~~(g)~~ “Eligible Person” means, from time to time, any director or officer of the Company;

(g)

~~(h)~~ “Exchange” means any principal exchange upon which the Shares are listed;

(h)

~~(i)~~ “Grant Date” has the meaning ascribed to that term in Subsection 5.1 hereof;

(i)

“Insider” has the meaning ascribed to that term as set out in the OSA and includes Associates and Affiliates of an Insider, but excludes a director or officer of a subsidiary or Affiliate of the Company unless

(i)

such director or senior officer in the ordinary course receives or has access to information as material facts or material changes concerning the Company before the material facts or material changes are generally disclosed;

(ii)

is a director or senior officer of a major subsidiary (as defined in National Instrument 55-101); or

(iii)

is an Insider of the Company in a capacity other than as a director or senior officer of the subsidiary or Affiliate;

(j)

~~(j)~~“Market Value” of a Share means, on any given day, the closing board lot sale price per share of Shares on the Exchange on the trading day immediately preceding the relevant date and if there was not a board lot sale on the Exchange on such date, then the last board lot sale prior thereto;

(k)

~~(k)~~ “Option” means an option, granted pursuant to Section 5 hereof, to purchase a Share;

(l)

“OSA” means the Securities Act (Ontario);

(m)

~~(l)~~ “Option Period” has the meaning ascribed to that term in Subsection 6.3 hereof;

(n)

~~(m)~~ “Option Price” means the price per Share at which Shares may be purchased under the Option, as determined pursuant to Paragraph 5.1(b) hereof and as may be adjusted in accordance with Section 10 hereof;

(o)

~~(n)~~ “Optionee” means an Eligible Person to whom an Option has been granted;

(p)

~~(o)~~ “Plan” means the Incentive Stock Option Plan of the Company as set forth herein as the same may be amended and/or restated from time to time;

(q)

~~(p)~~ “Retirement” has the meaning ascribed to that term in Subsection 8.1 hereof;

(r)

~~(q)~~ “Securities Regulators” has the meaning ascribed to that term in Section 11 hereof;

(s)

~~(t)~~ “Share” means, subject to Section 10 hereof, a Common share without nominal or par value in the capital of the Company; and

(t)

“Shareholder” means a holder of Common Shares of the Company.

(a)

Unless otherwise indicated, all dollar amounts referred to in this Option Plan are in Canadian funds.

(b)

As used in this Plan, words importing the masculine gender shall include the feminine and neuter genders and words importing the singular shall include the plural and vice versa, unless the context otherwise requires.

3.

Administration of the Plan

(a)

The Plan shall be administered by the Board with the assistance of the Compensation Committee and the chief executive officer as provided herein.

(b)

The members of the Compensation Committee shall be appointed from time to time by, and serve at the pleasure of, the Board.  A majority of the Compensation Committee shall constitute a quorum thereof.  Acts approved in writing by all members of the Compensation Committee shall constitute valid acts of the Compensation Committee as if taken at a meeting at which a quorum was present.

(c)

The chief executive officer of the Company shall periodically make recommendations to the Compensation Committee as to the grant of Options.

(d)

The Compensation Committee shall, on at least an annual basis, make recommendations to the Board as to the grant of Options.

(e)

The Board may wait until such time as the financial statements of the preceding fiscal year are approved by the Board before making any determination regarding the grant of Options.

(f)

In addition to the powers granted to the Board under the Plan and subject to the terms of the Plan, the Board shall have full and complete authority to interpret the Plan, to prescribe such rules and regulations as it deems necessary for the proper administration of the Plan and to make such determinations and to take such actions in connection therewith as it deems necessary or advisable.  Any such interpretation, rule, determination or other act of the Board shall be conclusively binding upon all persons.

(g)

The Board may authorize one or more officers of the Company to execute and deliver and to receive documents on behalf of the Company.

4.

Shares Subject to the Plan

(a)

The maximum aggregate number of Shares which may be issued under the Plan shall not exceed ~~7,000,000~~11,058,350 Shares, subject to ~~adjustments~~ the reloading permitted under section 4.4 and to adjustments as provided in Section 10 hereof.

(b)

The total number of Shares that may be reserved for issuance to any one Optionee pursuant to Options shall not exceed 1% of the Shares of the Company outstanding on a non-diluted basis on the Grant Date of the Options. The total number of Shares that may be reserved for issuance to all non-executive directors pursuant to Options shall not exceed 0.5% of the Shares of the Company outstanding on a non-diluted basis on the Grant Date of the Options.

(c)

Anything in this Plan to the contrary notwithstanding,

(i)

the maximum number of Shares ~~that may be reserved for issuance~~ issued and issuable pursuant to Options granted under the Plan to ~~insiders of the Company and their associates~~ Eligible Persons, together with the number of Shares ~~reserved for issuance to such insiders and their associates~~ issued and issuable to any eligible participants under the Company’s Employees, Consultants & Advisors Amended and Restated Incentive Stock Option Plan and any other previously established or proposed share compensation arrangements shall not exceed ~~10~~9% of the Shares outstanding on a non-diluted basis at the Grant Date of the Options; and

(ii)

the maximum number of Shares ~~which may b~~e issued and issuable pursuant to Options granted under the Plan ~~within any one year period~~ to Eligible Persons together with the number of Shares issued and issuable to any Eligible Persons under ~~the Company's~~ any other previously established or proposed share compensation arrangements, shall not exceed ~~10~~4% of the Shares outstanding on a non-diluted basis at the ~~end of such period and, in the case of any one insider and his associates, shall not exceed 5% of such outstanding Shares~~ Grant Date of the Options.

~~For the purposes of this Subsection the word "insider" means an insider as defined in the Securities Act (Ontario) but excluding any person within that definition solely by virtue of being a director or officer of a subsidiary.~~  Any entitlement to acquire Shares granted pursuant to the Plan or any other options prior to the grantee becoming an ~~insider~~ Eligible Person shall be excluded for the purpose of the limits set out in ~~subsection~~ paragraph (b) above.

(d)

Options may be granted in respect of authorized and unissued Shares. Shares in respect of which Options have expired, were exercised, cancelled or otherwise terminated for any reason ~~without having been exercised~~ shall be available for subsequent Options under the Plan.  No fractional Shares may be purchased or issued under the Plan.

5.

Grants of Options

(a)

Subject to the provisions of the Plan, the Board shall, in its sole discretion and from time to time, determine those Eligible Persons to whom Options shall be granted and the date on which such Options are to be granted (the “Grant Date”).  The Board shall also determine, in its sole discretion, in connection with each grant of Options:

(i)

the number of Options to be granted;

(ii)

the Option Price applicable to each Option, provided that the Option Price shall not be less than the Market Value per Share on the Grant Date except as otherwise provided under the Addendum; and

(iii)

the other terms and conditions (which need not be identical and which, without limitation, may include non-competition provisions) of all Options covered by any grant.

6.

Eligibility, Vesting and Terms of Options

(a)

Options may be granted to Eligible Persons only.

(b)

Subject to the adjustments provided for in Section 10 hereof, each Option shall entitle the Optionee to purchase one Share.

(c)

Subject to the provisions of the Addendum, the option period (the “Option Period”) of each Option commences on the Grant Date and expires no later than at 4:30 p.m. Vancouver time on the tenth anniversary of the Grant Date.

(d)

Without restricting the authority of the Board in respect of the terms of Options to be granted hereunder, the Board may at its discretion, in respect of any such Option, provide that the right to exercise such Option will vest in installments over the life of the Option, with the Option being fully-exercisable only when such required time period or periods have elapsed, and in connection therewith determine the terms under which vesting of the Options may be accelerated.  Pursuant to the Company’s Compensation Policy for non-executive directors, at the discretion of the Board non-executive directors may be granted 100,000  fully vested Options upon initial election to the Board.  All subsequent Options granted to non-executive Directors of the Company are subject to vesting requirements as determined by the Board.

(e)

Subject to Section 8, an Option which is not subject to vesting, may be exercised (in each case to the nearest full Share) at any time during the Option Period.  Subject to Section 8, an Option which is subject to vesting, may once vested, be exercised (in each case to the nearest full Share) at any time during the Option Period.

(f)

An Option is personal to the Optionee and is non-assignable and non-transferrable otherwise than by will or by the laws governing the devolution of property in the event of death of the Optionee.

7.

Option Agreement

(a)

Upon the grant of an Option, the Company and the Optionee shall enter into an option agreement, in a form set out in Appendix A or in such form as approved by the Board, subject to the terms and conditions of the Plan, which agreement shall set out the Optionee’s agreement that the Options are subject to the terms and conditions set forth in the Plan as it may be amended or replaced from time to time, the Grant Date, the name of the Optionee, the Optionee’s position with the Company, the number of Options, the Option Price, the expiry date of the Option Period and such other terms and conditions as the Board may deem appropriate.

8.

Termination of Employment, Engagement or Directorship

(a)

Any Optionee whose employment or directorship with the Company is terminated due to retirement on or after such Optionee’s normal retirement date under the Company’s applicable retirement policy or due to early retirement with the consent of the Board (collectively, “Retirement”) shall have 365 days from the date of such termination to exercise any Option granted hereunder to the extent such Option was exercisable and had vested on such date of termination; provided, however, that no Option shall be exercisable following the expiration of the Option Period applicable thereto.

(b)

Any Optionee whose employment or directorship with the Company is terminated due to Disability shall have 365 days from the date of such termination to exercise any Option granted hereunder to the extent such Option was exercisable and had vested on the date of such termination; provided, however, that no Option shall be exercisable following the expiration of the Option Period applicable thereto.

(c)

Any Optionee whose employment or directorship with the Company is terminated at any time in the six months following a change of control of the Company (as hereinafter defined) shall have 180 days from the date of such termination to exercise any Option granted hereunder to the extent such Option was exercisable and had vested on the date of such termination; provided, however, that no Option shall be exercisable following the expiration of the Option Period applicable thereto.  For the purposes of this Subsection 8.3, “change of control” shall mean the acquisition by a person, or combination of persons acting in concert, of a sufficient number of the voting rights attached to the outstanding voting securities of the Company at the time of such acquisition, to affect materially the control of the Company.

(d)

In the event of the death of an Optionee, either while in the employment or while a director of the Company, the Optionee’s estate may, within 365 days from the date of the Optionee’s death, exercise any Option granted hereunder to the extent such Option was exercisable and had vested on the date of the Optionee’s death; provided, however, that no Option shall be exercisable following the expiration of the Option Period applicable thereto.  The Optionee’s estate shall include only the executors or administrators of such estate and persons who have acquired the right to exercise such Option directly from the Optionee by bequest or inheritance.

(e)

In the event an Optionee’s employment or directorship terminates for any reason other than death, Disability, Retirement, cause or in the circumstances described in Subsection 8.3 hereof, the Optionee may exercise any Option granted hereunder to the extent such Option was exercisable and had vested on the date of termination no later than thirty (30) days after such termination or such later date within the Option Period first established by the Board for such Option as the Board may fix.  In the event an Optionee’s employment or directorship is terminated for cause, each Option held by the Optionee that has not been effectively exercised prior to such termination shall lapse and become null and void immediately upon such termination.

(f)

The Board may also in its sole discretion increase the periods permitted to exercise all or any of the Options covered by any Grant following a termination of employment or directorship as provided in Subsections 8.1, 8.2, 8.3, 8.4 or 8.5 above, if allowable under applicable law; provided, however, that in no event shall any Option be exercisable following the expiration of the Option Period applicable thereto.

(g)

The Plan shall not confer upon any Optionee any right with respect to a continuation of employment or directorship of, the Company nor shall it interfere in any way with the right of the Company to terminate any Optionee’s employment at any time.

(h)

For the purposes of Section 8, termination in the case of officers is determined to be the last day of active employment with the Company or its Affiliate, as the case may be, regardless of any salary continuance or notice period to the Company.

9.

Exercise of Options

(a)

Subject to the provisions of the Plan, an Option may be exercised from time to time by delivery to the Company at its head office of a written notice of exercise addressed to the Secretary of the Company specifying the number of Shares with respect to which the Option is being exercised, together with the appropriate form of payment (to be determined by the Company) for the aggregate of the Option Prices to be paid for the Shares to be purchased.  Certificates for such Shares shall be issued and delivered to the Optionee within a reasonable time following the receipt of such notice and payment.

10.

Adjustment on Alteration of Share Capital

(a)

In the event of a subdivision, consolidation or reclassification of outstanding Shares or other capital adjustment, or the payment of a stock dividend thereon, the number of Shares reserved or authorized to be reserved under the Plan, the number of Shares receivable on the exercise of an Option and the Option Price therefor shall be increased or reduced proportionately and such other adjustments shall be made as may be deemed necessary or equitable by the Board.

(b)

If the Company amalgamates, consolidates with or merges with or into another body corporate, whether by way of amalgamation, statutory arrangement or otherwise (the right to do so being hereby expressly reserved), any Share receivable on the exercise of an Option shall be converted into the securities, property or cash which the Optionee would have received upon such amalgamation, consolidation or merger if the Optionee had exercised his or her Option immediately prior to the effective date of such amalgamation, consolidation or merger and the Option Price shall be adjusted appropriately by the Board and such adjustment shall be binding for all purposes of the Plan.

(c)

In the event of a change in the Company’s currently authorized Shares which is limited to a change in the designation thereof, the shares resulting from any such change shall be deemed to be Shares within the meaning of the Plan.

(d)

In the event of any other change affecting the Shares, such adjustment, if any, shall be made as may be deemed equitable by the Board to properly reflect such event.

(e)

No adjustment provided in this Section 10 shall require the Company to issue a fractional Share and the total adjustment with respect to each Option shall be limited accordingly.

(f)

If, at any time when an Option granted under the Plan remains unexercised, an offer to purchase all of the Shares of the Company is made by a third party, the Company shall use its best efforts to bring such offer to the attention of the Optionee as soon as practicable and the Company may, at its option, require the acceleration of the time for the exercise of the Options granted under the Plan and of the time for the fulfillment of any conditions or restrictions on such exercise (including without limitation, vesting requirements).

(g)

Notwithstanding any other provision herein, if because of a proposed merger, amalgamation or other corporate arrangement or reorganization, the exchange or replacement of shares in the Company of those in another company is imminent, the Board may, in a fair and equitable manner, determine the manner in which all unexercised option rights granted under the Plan shall be treated including, for example, requiring the acceleration of the time for the exercise of such rights by the Optionees and of the time for the fulfillment of any conditions or restrictions on such exercise (including without limitation, vesting requirements).  All determinations of the Board under this paragraph 10.7 shall be binding for all purposes of the Plan.

11.

Regulatory Approval

(a)

Notwithstanding any of the provisions contained in the Plan or any Option, the Company’s obligation to grant Options and issue Shares and to issue and deliver certificates for such securities to an Optionee pursuant to the exercise of an Option shall be subject to:

(i)

compliance with all applicable laws, regulations, rules, orders of governmental or regulatory authorities in Canada and the United States (“Securities Regulators”);

(ii)

compliance with the requirements of the Exchange; and

(iii)

receipt from the Optionee of such covenants, agreements, representations and undertakings, including as to future dealings in such Shares, as the Company determines to be necessary or advisable in order to safeguard against the violation of the securities laws of any jurisdiction.

(b)

The Company shall in no event be obligated to take any action in order to cause the issuance and delivery of such certificates to comply with any laws, regulations, rules, orders or requirements.

(c)

~~If~~ Notwithstanding any provisions contained in the Plan or any Option, if any amendment, modification or termination to the provisions hereof or any Option made pursuant hereto are required by any Securities Regulators, a stock exchange or a market as a condition of approval to a distribution to the public of any Shares or to obtain a listing or quotation of any Shares, the Board is authorized to make such amendments and thereupon the terms of the Plan, any Options, including any option agreement made pursuant hereto, shall be deemed to be amended accordingly without requiring the consent or agreement of any Optionee or shareholder approval.

12.

Miscellaneous

(a)

An Optionee entitled to Shares as a result of the exercise of an Option shall not be deemed for any purpose to be, or to have rights as, a shareholder of the Company by such exercise, except to the extent Shares are issued therefor and then only from the date such Shares are issued.  No adjustment shall be made for dividends or distributions or other rights which the record date is prior to the date such Shares are issued pursuant to the exercise of Options.

(b)

The Company may require an Optionee, as a condition of exercise of an Option, to pay or reimburse any taxes which are required to be withheld in connection with the exercise of such Option.

13.

Effective Date, Amendment and Termination

(a)

The Plan is effective as of April 30, 2003. The Plan has been amended and restated as of April 28, 2005 and such amendments are effective as of April 28, 2005.

(b)

The Board may, subject where required to Securities Regulators and/or Exchange approval, from time to time amend, suspend or terminate the Plan in whole or in part. Without limiting the foregoing, the Board is specifically authorized to amend or revise the terms of the Plan without obtaining shareholder approval in the following circumstances:

(u)

to change the vesting provisions;

(v)

to change the termination provisions of the Options or Plan which does not extend beyond the original expiry date;

(w)

to amend the eligibility requirements of Eligible Persons which would have the potential of broadening or increasing insider participation;

(x)

to add cashless exercise feature, payable in cash or securities, whether or not the feature provides for a full deduction of the number of underlying Shares from the reserved Shares;

(y)

to add a deferred or restricted share unit or any other provision which results in Eligible Persons receiving securities while no cash consideration is received by the Company; and

(z)

other amendments of a housekeeping nature.

Except as otherwise permitted by the TSX, amendments to the number of Shares issuable under the Plan (including an increase to a fixed maximum number of Shares or a fixed maximum percentage of Shares, as the case may be, or a change from a fixed maximum number to a fixed maximum percentage) may not be made without obtaining approval of the Shareholders in accordance with TSX requirements.  For greater certainty, an increase does not include reloading after exercise under a fixed maximum number or percentage provided the fixed maximum is not increased and the Plan permits reloading.

(c)

No action by the Board to terminate the Plan pursuant to this Section 13 shall affect any Options granted hereunder which became effective pursuant to the Plan prior to such action.

~~13.4    The~~Except as set out below, the Board may amend, modify or terminate any outstanding Option, including, but not limited to, substituting another award of the same or of a different type or changing the date of exercise; provided, however that, the Optionee’s consent to such action shall be required unless the Board determines that the action, when taken with any related action, would not materially and adversely affect the Optionee or is made pursuant to Section 11 hereof.

The exercise price of any outstanding Option may not be reduced unless Shareholder approval is obtained by way of a resolution passed by a majority of the votes cast by the Shareholders at a meeting of Shareholders.  The Option Price of any outstanding Option granted ~~to an insider~~ may not be reduced and the original Option Period may not be extended to the benefit of Insiders unless disinterested ~~shareholder~~ Shareholder approval is obtained in accordance with ~~regulatory~~ TSX requirements.

14.

Notwithstanding any provision contained in the Plan, effective April 28, 2005, the Plan must be reconfirmed, every three years, by a resolution passed by a majority of the votes cast by Shareholders at a meeting of Shareholders and if the Plan is not reconfirmed by the Shareholders as required by this provision, no further grants of options may be made under the Plan.

ADDENDUM

TO INCENTIVE STOCK OPTION PLAN

OF ELDORADO GOLD CORPORATION

OFFICERS & DIRECTORS

15.

~~1.~~Application of Plan and Addendum

(a)

~~1.1~~ As determined from time to time by the Board, this Addendum shall apply to any grant of Options made on or before April 30, 2003 to any of the following persons:

Joseph Conway
Paul Curtis
Wayne Lenton
Hugh Morris
Dawn Moss
Earl Price
Paul N. Wright

(b)

~~1.2~~ The Plan shall apply to a grant of Options to which this Addendum applies except insofar as the Plan is inconsistent with this Addendum.  The Plan and this Addendum shall be read and construed as one document for the purposes of a grant of Options to which this Addendum applies.

16.

~~2.~~ Option Price and Option Period

(a)

~~2.1~~ Notwithstanding paragraph 5.1(b) and Subsection 6.3 of the Plan, the Option Price, Option Period and other terms applicable to Options granted to each person identified in Subsection 1.1 above shall be as set out below:

Name	Number of Options	Expiry Date(1)	Option Price	Vesting

Wayne Lenton	20,000	29-May-06	$0.51	fully vested
	20,000	06-Dec-06	$0.26	fully vested

Hugh Morris	30,000	29-May-06	$0.51	fully vested

Name	Number of Options	Expiry Date(1)	Option Price	Vesting

	100,000	25-Feb-07	$0.70	fully vested

	~~2,750,000~~170,000

(1)

Options shall expire at 4:30 p.m., Vancouver time, on the Expiry Date of the Options.

17.

~~3.~~Interpretation

(a)

Unless otherwise indicated, all defined terms shall have the respective meanings attributed thereto in the Plan of the Company as amended and/or restated from time to time.

APPENDIX A

OFFICERS & DIRECTORS INCENTIVE STOCK OPTION PLAN

OF ELDORADO GOLD COMPANY

(“the Company”)

OPTION AGREEMENT

This Option Agreement is entered into between the Company and the Optionee named below pursuant to the Company’s Incentive Stock Option Plan (the “Plan”) a copy of which ~~are~~ is attached hereto, and confirms the following:

~~1.~~	Grant Date:
~~2.~~ 	Optionee:
~~3.~~ 	Optionee’s Position with the Company:
~~4.~~ 	Number of Options:
~~5.~~ 	Option Price ($ per Share):	$
~~6.~~ 	Expiry Date of Option Period:

~~7.~~            Each Option that has vested entitles the Optionee to purchase one Share at any time up to 4:30 p.m. Vancouver time on the expiry date of the Option Period.

~~8.~~            This Option Agreement is subject to the terms and conditions set out in the Plan, as amended or replaced from time to time.  In the case of any inconsistency between this Option Agreement and the Plan, the Plan shall govern.

~~9.~~            Unless otherwise indicated, all defined terms shall have the respective meanings attributed thereto in the Plan.

~~10.~~          By signing this agreement, the Optionee acknowledges that he, she, or his or her authorized representative has read and understands the Plan.

IN WITNESS WHEREOF the parties hereto have executed this Option Agreement as of the           day of                       ,            .

ELDORADO GOLD CORPORATION
Per:
Signature of Optionee		Authorized Signatory
Per:
Authorized Signatory